Exhibit 99.1
BPO: NYSE / TSX Q1 2006
FIRST QUARTER REPORT                     March 31, 2006
Dear Shareholders:
Net income for the three months ended March 31, 2006 totaled $49 million, or $0.21 per share, up from $43 million or $0.18 per share during the same period in 2005. For the three months ended March 31, 2006, funds from operations totaled $103 million or $0.44 per share, up from $99 million or $0.42 per share during the same period in 2005. Funds from operations and gains for the three months ended March 31, 2006 was $133 million or $0.57 per share, as the first quarter of 2006 included a $30 million gain on the disposition of the Trade Center Denver.
Commercial property net operating income for the first quarter of 2006 was $172 million, up from $166 million for the first quarter of 2005.
Residential development operations contributed $25 million of net operating income in the first quarter of 2006, up from $13 million in the first quarter of 2005.
SIGNIFICANT EVENTS OF THE FIRST QUARTER
Closed $4 billion U.S. office fund which will serve as Brookfield Properties’ primary U.S. acquisition vehicle, targeting central business district office assets in gateway cities. Equity commitments to date total $850 million, including Brookfield Properties’ $300 million commitment. Brookfield Properties has the option of upsizing the fund to $1.2 billion of equity within a one-year period. The fund has a three year investment period and a ten-year term.
Completed the sale of the Trade Center Denver, for $116 million, booking a gain of $30 million.
Completed the acquisition of One Bethesda Center for $69 million. This 12-story, 168,000 square foot office property is located one block from the Washington, D.C. metro station in Bethesda, Maryland and is 88% leased.
Entered into a definitive agreement to acquire the TSA buildings in the Pentagon City submarket of the Washington, D.C. metropolitan area for $230 million. The property is comprised of two 12-story office buildings that total 554,000 square feet. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration. The transaction is expected to close in the second quarter of 2006.
Acquired two buildings at Yonge and Adelaide Streets, Toronto, for approximately $9 million adding 100,000 square feet of density to the Bay Adelaide Centre development site, and completing the parcel bounded by Yonge, Bay, Temperance and Adelaide Streets. The company is working toward the commencement of construction on a 1.2 million square foot office tower during the summer of 2006, the first of three phases in the 2.6 million square foot development project.
Acquired three ground leases in Boston and Toronto. The company purchased the fee interest in the 53 State Street ground lease in Boston for $17 million and purchased the ground leases of 74 York Street and 76 York Street, both under the HSBC building in Toronto, for approximately $6 million.

TRANSACTIONS COMPLETED SUBSEQUENT TO MARCH 31, 2006
Acquired remaining 75% interest in Hudson’s Bay Centre, Toronto, for approximately $96 million. The 1.1 million square foot mixed-use complex is located in the heart of the dynamic Yorkville shopping and entertainment district.
Increased common share dividend by 6% to $0.76 per share per annum. The Board of Directors of Brookfield Properties declared a quarterly common share dividend of $0.19 per share payable on June 30, 2006 to shareholders of record at the close of business on June 1, 2006.
OPERATING HIGHLIGHTS
Brookfield Properties leased 933,000 square feet of space across the portfolio during the first quarter of 2006. Nearly 75% of this leasing was accomplished in Toronto and Calgary, including two large leases in Toronto:

-	Renewal and expansion with Davies, Ward, Phillips and Vineberg for 120,000 square feet at First Canadian Place for a five year term

-	Renewal with Aird & Berlis for 100,000 square feet at Bay Wellington Tower for a nine-year term
Additional leasing brings the first quarter total for Toronto to more than 450,000 square feet, accounting for nearly half of the company’s leasing for the quarter.
Approximately 220,000 square feet was leased in Calgary, a market where Brookfield Properties’ vacancy rate is less than 1%. All of the first quarter leases signed in Calgary are for 25,000 square feet or less, and approximately half are in buildings acquired in the O&Y acquisition during the fourth quarter of 2005.
Brookfield Properties’ residential development operations contributed $25 million of net operating income in the first quarter of 2006, nearly double the $13 million in the first quarter of 2005, as the Alberta marketplace continues to experience tremendous demand growth.
OUTLOOK
With almost one million square feet of leasing completed during the first quarter, our new U.S. office fund poised for deployment, another strong quarter from our residential operations, and construction nearing at two of our major development projects, Brookfield Properties is off to an exciting start for the year 2006.

Gordon E. Arnell	Richard B. Clark
Chairman	President & CEO
April 28, 2006

2	Q1/2006 Interim Report

Portfolio by City
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. Our portfolio comprises 65 commercial properties totaling 47 million square feet and ten development properties totaling over eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City, and BCE Place in Toronto.
United States

								Brookfield
							Effective	Properties’
	Number					Leasable	Ownership	Effective
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq.Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

New York
World Financial Center
One	1	87.0	1,520	50	58	1,628	100	1,628
Two	1	100.0	2,455	36	—	2,491	100	2,491
Three	1	74.6	1,179	—	53	1,232	100	1,232
Four	1	100.0	1,711	43	48	1,802	51	918
Retail		67.3	—	171	122	293	100	294
One Liberty Plaza	1	94.2	2,194	20	—	2,214	100	2,214
245 Park Avenue	1	99.5	1,630	62	—	1,692	51	863
300 Madison Avenue	1	100.0	1,089	5	—	1,094	100	1,094
Development
401 West 31st Street	1	—	2,500	—	—	2,500	100	2,500
Other	1	49.1	—	7	—	7	50	4

	9	94.2	14,278	394	281	14,953		13,238

Boston
53 State Street	1	86.4	1,091	29	41	1,161	51	592
75 State Street	1	100.0	742	25	235	1,002	51	511

	2	91.9	1,833	54	276	2,163		1,103

Washington, D.C.
1625 Eye Street	1	96.2	374	12	185	571	100	571
701 9th Street	1	100.0	340	24	183	547	100	547
Potomac Tower	1	100.0	236	—	203	439	100	439
One Bethesda Center	1	88.4	151	17	—	168	100	168

	4	97.0	1,101	53	571	1,725		1,725

Denver
Republic Plaza
Office	1	88.1	1,247	—	—	1,247	100	1,247
Development	2	—	1,300	45	503	1,848	100	1,848

	3	88.1	2,547	45	503	3,095		3,095

Minneapolis
33 South Sixth Street	2	87.7	1,082	370	325	1,777	100	1,777
Dain Plaza	2	90.5	593	442	196	1,231	100	1,231

	4	88.8	1,675	812	521	3,008		3,008

Subtotal United States	22	93.1	21,434	1,358	2,152	24,944		22,169

Brookfield Properties Corporation	3

Canada

								Brookfield
							Effective	Properties’
	Number					Leasable	Ownership	Effective
	of	Leased	Office	Retail	Parking	Area	Interest	Interest
	Properties	%	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	000’s Sq. Ft.	%	000’s Sq. Ft.

Toronto
BCE Place
Bay Wellington Tower	1	94.2	1,299	41	—	1,340	100	1,340
TD Canada Trust Tower	1	97.5	1,126	17	—	1,143	50	572
Retail, parking and office	2	98.9	137	122	689	948	75	706
First Canadian Place	1	94.9	2,380	231	170	2,781	25	695
Exchange Tower Block	2	92.5	1,140	73	180	1,393	58	812
Atrium on Bay	1	89.0	914	137	190	1,241	50	621
Hudson Bay Centre	1	87.7	536	261	295	1,092	25	273
2 Queen St. E	1	91.5	448	16	81	545	25	136
Queens Quay Terminal	1	97.1	428	75	—	503	100	503
151 Yonge St.	1	100.0	289	10	72	371	25	93
18 King St. E	1	86.7	219	10	23	252	25	63
2 St. Clair Ave. W	1	89.7	220	12	68	300	25	75
HSBC Building	1	98.0	188	6	31	225	100	225
40 St. Clair Ave. W	1	96.6	117	5	27	149	25	37
Developments
Bay Adelaide Centre	3	—	2,600	—	—	2,600	100	2,600
BCE Place III	1	—	800	—	—	800	65	520

	20	93.7	12,841	1,016	1,826	15,683		9,271

Calgary
Bankers Hall	3	99.5	1,943	225	525	2,693	50	1,347
Petro Canada Centre	2	100.0	1,707	25	220	1,952	50	976
5th Avenue Place	2	99.9	1,428	49	206	1,683	50	842
Gulf Canada Square	1	97.7	1,052	73	20	1,145	25	286
Altius Centre	1	99.6	303	3	72	378	25	95
840 - 7th Ave. SW	1	97.0	250	5	32	287	25	72
McFarlane Tower	1	99.3	233	3	41	277	25	69
Franklin Atrium	1	85.2	143	—	102	245	25	61
Altalink Place	1	100.0	77	—	28	105	25	26
Mount Royal Place	1	96.0	54	2	26	82	25	20
Franklin Building	1	100.0	51	—	38	89	25	22
Development
Bankers Court	2	—	500	—	—	500	50	250

	17	99.0	7,741	385	1,310	9,436		4,066

Ottawa
Place de Ville I	2	99.7	569	18	502	1,089	25	272
Place de Ville II	2	99.2	591	19	433	1,043	25	261
Jean Edmonds Towers	2	100.0	538	13	95	646	25	161
2204 Walkley	1	100.0	104	—	—	104	25	26
2200 Walkley	1	100.0	55	—	—	55	25	14
Development
Place de Ville III	1	—	500	—	—	500	25	125

	9	99.7	2,357	50	1,030	3,437		859

Other Commercial
Royal Centre, Vancouver	1	92.9	493	95	265	853	100	853
Canadian Western Bank, Edmonton	1	94.0	370	35	91	496	25	124
Enbridge Tower, Edmonton	1	98.3	178	4	30	212	25	53
330 St. Mary Avenue, Winnipeg	1	86.6	143	8	26	177	25	44
175 Hargrave Street, Winnipeg	1	71.0	69	2	3	74	25	19
4342 Queen Street, Niagara Falls	1	85.4	149	—	60	209	25	52
Other	1	96.0	71	3	—	74	100	74

	7	91.7	1,473	147	475	2,095		1,219

Subtotal Canada	53	95.9	24,412	1,598	4,641	30,651		15,415

Total portfolio	75	94.6	45,846	2,956	6,793	55,595		37,584

Less: non-controlling interests								(1,497)

Brookfield’s net effective ownership interest								36,087

4	Q1/2006 Interim Report

Management’s Discussion and Analysis of Financial Results

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS	7

PART II – FINANCIAL STATEMENT ANALYSIS	10

PART III – RISKS AND UNCERTAINTIES	28

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES	32
FORWARD-LOOKING STATEMENTS
This interim report to shareholders, particularly the “Business Environment and Outlook” section, contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties – Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Brookfield Properties Corporation	5

PART I – OBJECTIVES AND FINANCIAL HIGHLIGHTS
BASIS OF PRESENTATION
Management’s Discussion and Analysis (“MD&A”) for the three months ended March 31, 2006 includes material information up to April 28, 2006. The financial data provided has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) with non-GAAP measures such as net operating income and funds from operations being reconciled to appropriate Canadian GAAP measures. All dollar references, unless otherwise stated, are in millions of US dollars except per share amounts. Amounts in Canadian dollars are identified as “C$”.
The following discussion and analysis is intended to provide readers with an assessment of the performance of Brookfield Properties Corporation (“Brookfield Properties”) during the first quarter of the past two years as well as our financial position and future prospects. It should be read in conjunction with the unaudited consolidated interim financial statements and appended notes which begin on page 34 of this report. In our discussion of operating performance, we refer to net operating income and funds from operations on a total and per share basis. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administration, depreciation and amortization and income tax expenses. Funds from operations is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. We use net operating income and funds from operations to assess the operating results of the company, as net operating income is an important measure in assessing operating performance and funds from operations is a relevant measure in analyzing real estate, as commercial properties generally appreciate rather than depreciate. We provide the components of net operating income on page 22 and a full reconciliation from net income to funds from operations on page 21. Net operating income and funds from operations are both non-GAAP measures which do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by non-real estate companies. Additional information, including our Annual Report and Annual Information Form, is available on our Web site at www.brookfieldproperties.com, or on www.sedar.com or www.sec.gov.
OVERVIEW OF THE BUSINESS
Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO. We operate in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. At March 31, 2006, the book value of Brookfield Properties’ assets was $9.6 billion. During the first quarter of 2006 we generated $49 million of net income ($0.21 per share) and $103 million of funds from operations ($0.44 per share). Including the gain of $30 million, funds from operations was $133 million ($0.57 per share).
FINANCIAL HIGHLIGHTS
Brookfield Properties’ financial results are as follows:

	Three months ended March 31
(Millions, except per share amounts)	2006	2005

Total revenue	$396	$335
Net income	49	43
Net income per share	0.21	0.18
Funds from operations	103	99
Funds from operations per share	0.44	0.42

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Total assets	$9,609	$9,513
Commercial properties	7,454	7,430
Commercial property debt	5,261	5,216
Shareholders’ equity	1,951	1,943

COMMERCIAL PROPERTY OPERATIONS
Our strategy of owning, pro-actively managing and developing premier properties in supply-constrained, high-growth markets with high barriers to entry has created one of North America’s most distinguished portfolios of office properties. At March 31, 2006, our portfolio consisted of 65 commercial properties totaling 47 million square feet and ten development properties totaling over eight million square feet. Our primary markets are the financial, energy and government center cities of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa.

6	Q1/2006 Interim Report

The following table summarizes our investment by market:

			Brookfield
		Leasable	Properties’	Book		Net Book
	Number of	Area	Owned Interest	Value(1)	Debt(2)	Equity
Region	Properties	(000’s Sq.Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)	(Millions)

New York, New York(3)	8	12,453	10,738	$3,812	$3,211	$601
Boston, Massachusetts	2	2,163	1,103	349	158	191
Washington, D.C.	4	1,725	1,725	470	356	114
Toronto, Ontario	16	12,283	6,151	1,383	697	686
Calgary, Alberta	15	8,936	3,816	561	404	157
Ottawa, Ontario	8	2,937	734	99	49	50
Denver, Colorado	1	1,795	1,795	269	170	99
Minneapolis, Minnesota	4	3,008	3,008	429	179	250
Other	7	2,095	1,219	116	66	50

	65	47,395	30,289	$7,488	$5,290	$2,198
Office development sites	10	8,200	7,295	242	—	242

Total	75	55,595	37,584	$7,730	$5,290	$2,440

(1)	Includes $34 million of assets held for sale

(2)	Includes $29 million of debt related to assets held for sale

(3)	Includes corporate debt of $429 million
We intend to continue our strategy of concentrating operations within a select number of supply-constrained markets with attractive tenant bases in order to maintain a meaningful presence and build on the strength of our tenant relationships within these markets.
An important characteristic of our portfolio is the strong credit quality of our tenants. We direct special attention to credit quality in order to ensure the long-term sustainability of rental revenues through economic cycles. Major tenants with over 600,000 square feet of space in the portfolio include Merrill Lynch, CIBC, Government of Canada, Bank of Montreal, JPMorgan Chase, RBC Financial Group, Petro-Canada, Target Corporation and Imperial Oil. A detailed list of major tenants is included in Part III of this MD&A which deals with “Risks and Uncertainties” commencing on page 28.
Our strategy is to sign long-term leases in order to mitigate risk and reduce our overall retenanting costs. We typically commence discussions with tenants regarding their space requirements well in advance of the contractual expiration, and while each market is different, the majority of our leases, when signed, extend between 10 and 20-year terms. As a result of this strategy, approximately 5% of our leases mature annually.
Following is the breakdown of lease maturities by market with associated expiring rental rates:

				New York/Boston/			Toronto/Calgary/			Denver/Minneapolis/
	Total Portfolio			Washington, D. C.			Ottawa			Other
			Net			Net			Net			Net
			Rate			Rate			Rate			Rate
	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.	000’s		per Sq.
Year of Expiry	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$	Sq. Ft.	%	Ft.-$

Currently available	2,195	5.4		887	5.8		741	4.1		567	10.5
Remainder 2006	971	2.4	$16	226	1.5	$26	573	2.7	$14	172	3.2	$9
2007	1,183	2.9	17	103	0.7	20	841	4.3	17	239	4.4	13
2008	3,276	8.1	16	719	4.7	27	2,009	5.6	13	548	10.1	12
2009	1,860	4.6	15	186	1.2	27	1,288	6.4	15	386	7.1	7
2010	3,201	7.9	24	698	4.6	38	2,126	11.7	21	377	7.0	8
2011	3,150	7.8	24	616	4.0	42	2,298	12.5	18	236	4.4	13
2012	2,325	5.7	20	664	4.4	20	1,395	7.7	20	266	4.9	17
2013 & beyond	22,441	55.2	28	11,114	73.1	38	8,718	45.0	21	2,609	48.4	11
Parking	6,793	—	—	1,128	—	—	4,167	—	—	1,498	—	—

	47,395	100.0	$25	16,341	100.0	$36	24,156	100.0	$19	6,898	100.0	$11

Weighted average market net rent			$26			$34			$21			$14

Brookfield Properties Corporation	7

8	Q1/2006 Interim Report

COMMERCIAL DEVELOPMENT
We hold interests in over eight million square feet of high-quality, centrally-located development sites at various stages of planning and construction. We will seek to monetize these sites through development only when our risk-adjusted return hurdles are met and when significant pre-leasing targets with one or more lead tenants have been achieved. As the economy rebounds, continued supply constraints should create opportunities for us to enhance value through the development of these assets.
The following table summarizes our commercial development projects at March 31, 2006:

		Number	Number
	Location	of Sites	of Properties	Ownership	Sq. Ft.

New York, New York 401 West 31st St.	Ninth Avenue across from Moynihan Train Station	1	1	100%	2,500,000

Toronto, Ontario Bay Adelaide Centre	Bay and Adelaide Streets	1	3	100%	2,600,000
BCE Place III	Third phase of BCE Place project	1	1	65%	800,000

Calgary, Alberta Bankers Court	East and West Parkades adjacent to Bankers Hall	1	2	50%	500,000

Ottawa, Ontario Place de Ville III	Third phase of Place de Ville project	1	1	25%	500,000

Denver, Colorado 425 15th St.	One block from Republic Plaza	1	1	100%	800,000
Tremont Garage	One block from Republic Plaza	1	1	100%	500,000

Total		7	10		8,200,000

Residential Development
Our wholly-owned subsidiaries, Carma Inc., Carma Developers LP and Brookfield Homes (Ontario), develop residential land and conduct homebuilding operations. These business units primarily entitle and develop land in master-planned communities and sell these lots to other homebuilders. Through these units we also build and sell homes. Operations are currently focused in four markets: Alberta, Ontario, Colorado and Texas. Most of the land holdings were purchased in the mid-1990’s and, as a result, have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, our development operations continue to benefit from the low interest rate environment and strong demand in the North American housing market.
We intend to continue to grow this business by selectively acquiring land that provides the residential development groups with attractive projects that are consistent with our overall strategy and management expertise. We acquire land only if we believe that it will provide a minimum return on invested capital.
We classify our residential and development business into three categories, land held for development, land under development and housing inventory. Land held for development includes costs of acquiring land as well as general infrastructure costs to service the land within a community that is not directly related to saleable lots. Once development of a phase begins, the associated costs with that phase are transferred from land held for development to land under development which includes all underlying costs that are attributable to the phase of saleable lots, including the underlying land, roads and parks. Included in housing inventory is construction costs.
The following table summarizes our residential land development at March 31, 2006:

	Under Development		Housing Inventory		Held for Development
		Book Value		Book Value	Estimated	Book Value
	Number of Lots	(Millions)	Number of Units	(Millions)	Number of Lots	(Millions)

Alberta	2,698	$97	453	$22	25,123	$156
Ontario	275	10	187	23	7,785	46
Colorado	780	21	—	—	5,082	48
Texas and other	158	2	—	—	2,399	13

Total	3,911	$130	640	$45	40,389	$263

Brookfield Properties Corporation	9

PART II – FINANCIAL STATEMENT ANALYSIS
ASSET PROFILE
Our total asset book value was $9.6 billion at March 31, 2006 compared with $9.5 billion at December 31, 2005. The increase is primarily attributable to the continued expansion of our residential land development operations. The following is a summary of our assets:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Commercial properties	$7,454	$7,430
Development properties	680	615
Receivables and other	963	955
Restricted cash and deposits	346	316
Marketable securities	—	58
Cash and cash equivalents	129	64
Assets held for sale(1)	37	75

Total	$9,609	$9,513

(1)	Includes $34 million of commercial properties and $3 million of other assets related to assets held for sale at March 31, 2006 (December 31, 2005 — $75 million and nil, respectively)
COMMERCIAL PROPERTIES
Commercial properties (including assets held for sale) decreased to $7,488 at March 31, 2006 from $7,505 at December 31, 2005 due to the disposition of the Trade Center in Denver offset by the acquisition of One Bethesda in the greater Washington, D.C. area.
The consolidated carrying value of our North American properties is approximately $247 per square foot, significantly less than the estimated replacement cost of these assets.
A breakdown of our commercial properties by region is as follows:

		Brookfield Properties’
	Leasable Area	Owned Interest	Mar. 31, 2006(1)	Dec. 31, 2005(2)
Region	(000’s Sq. Ft.)	(000’s Sq. Ft.)	(Millions)	(Millions)

New York, New York	12,453	10,738	$3,812	$3,824
Boston, Massachusetts	2,163	1,103	349	325
Washington, D.C.	1,725	1,725	470	395
Toronto, Ontario	12,283	6,151	1,383	1,399
Calgary, Alberta	8,936	3,816	561	570
Ottawa, Ontario	2,937	734	99	100
Denver, Colorado	1,795	1,795	269	344
Minneapolis, Minnesota	3,008	3,008	429	429
Other	2,095	1,219	116	119

Total	47,395	30,289	$7,488	$7,505

(1)	Includes $34 million of assets held for sale at March 31, 2006

(2)	Includes $75 million of assets held for sale at December 31, 2005
TENANT INSTALLATION COSTS AND CAPITAL EXPENDITURES
Upon the signing of the majority of our leases, we provide tenant improvements for leased space in order to accommodate the specific space requirements of the tenant. In addition to this capital, leasing commissions are paid to third-party brokers representing tenants in lease negotiations. Tenant improvements and leasing commissions are capitalized in the year incurred, amortized over the term of the lease and recovered through rental payments. Expenditures for tenant installation costs at March 31, 2006 totaled $22 million, compared with the $34 million expended in 2005. The decrease was a result of tenant improvements incurred on the lease-up of space at Three World Financial Center in the first quarter of 2005.

10	Q1/2006 Interim Report

Tenant installation costs are summarized as follows:

	Three months ended March 31
(Millions)	2006	2005

Leasing commissions	$2	$1
Tenant improvements	20	33

Total	$22	$34

We also invest in on-going maintenance and capital improvement projects to sustain the high quality of the infrastructure and tenant service amenities in our properties. Due to the relatively recent construction and major renovation of our core properties, as well as high-quality construction standards, our recurring capital maintenance expenditures are lower than industry norms. Capital maintenance expenditures totaled $3 million during the first quarter of 2006, compared with $2 million during that same period in 2005. These expenditures exclude repairs and maintenance costs which are recovered through contractual tenant cost recovery payments.
Capital expenditures include revenue-enhancing capital expenditures, which represent improvements to an asset or reconfiguration of space to increase rentable area or increase current rental rates, and non-revenue enhancing expenditures, which are those required to extend the service life of an asset.
The details of our capital expenditures are summarized as follows:

	Three months ended March 31
(Millions)	2006	2005

Revenue enhancing	$1	$2
Non-revenue enhancing	2	—

Total	$3	$2

ASSETS HELD FOR SALE
In the first quarter of 2006, certain of the properties acquired through the O&Y acquisition met the criteria for being classified as held for sale. As a result, we have reclassified $37 million of assets and $32 million of liabilities as held for sale in connection with these properties at March 31, 2006.
In the fourth quarter of 2005, the Trade Center in Denver (“the Trade Center”) met the criteria for being classified as held for sale. As a result, the 2005 comparative balance sheet includes $75 million of assets and $51 million of liabilities as held for sale in connection with this property. The disposition of the Trade Center was completed in January 2006.
The components of assets held for sale and liabilities related to assets held for sale at March 31, 2006 and December 31, 2005 are as follows:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Assets held for sale
Commercial properties	$34	$75
Receivables and other	3	—

Total assets held for sale	$37	$75

Liabilities related to assets held for sale
Commercial property debt	$29	$51
Accounts payable and other	3	—

Total liabilities related to assets held for sale	$32	$51

The results of operations of these properties have been classified as discontinued operations on our consolidated statement of income. Refer also to page 26.
DEVELOPMENT PROPERTIES
Development properties consist of commercial property development sites, density rights and related infrastructure, as well as residential land and infrastructure in our land development business. The total book value of this development land and infrastructure was $680 million at March 31, 2006, an increase of $65 million from $615 million at December 31, 2005. The increase is primarily attributable to the expansion of our residential development business.

Brookfield Properties Corporation	11

The components of our development properties are as follows:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Commercial developments	$242	$224
Residential development	438	391

Total	$680	$615

Commercial developments
The details of the commercial development property portfolio are as follows:

	Buildable
(Millions, except square feet)	Sq. Ft.	Mar. 31, 2006	Dec. 31, 2005

Bay Adelaide Centre, Toronto	2,600,000	$202	$191
Other:
401 West 31st Street, New York	2,500,000
BCE Place III, Toronto	800,000
Bankers Court, Calgary	500,000
Place de Ville III, Ottawa	500,000
425 15th Street, Denver	800,000
Tremont Garage, Denver	500,000

	5,600,000	40	33

Total	8,200,000	$242	$224

Although we are not a speculative developer, we are a full-service real estate company with in-house development expertise. With approximately 8.2 million square feet of high-quality, centrally-located development properties in New York, Toronto, Calgary, Ottawa and Denver, we will undertake developments when our risk-adjusted returns are adequate and significant pre-leasing of space has been achieved.
The details of our development and redevelopment expenditures on commercial development properties are as follows:

	Three months ended March 31
(Millions)	2006	2005

Construction costs	$2	$10
Interest capitalized	4	5
Property taxes and other	1	4

Total	$7	$19

Residential development
Our land development operations are primarily focused in four markets: Alberta, Ontario, Colorado, and Texas. The book value of these investments at March 31, 2006 was $438 million, compared with $391 million at the end of 2005. The increase was attributable to acquisitions offset by residential inventory sold.
The details of our residential development property portfolio are as follows:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Under development	$130	$120
Housing inventory	45	46
Held for development	263	225

Total	$438	$391

12	Q1/2006 Interim Report

The details of the residential development land under development, housing inventory and held for development are as follows:

	Number of Lots		Book Value (Millions)
	Mar. 31,		Mar. 31,
Under Development	2006	Dec. 31, 2005	2006	Dec. 31, 2005

Alberta	2,698	2,348	$97	$90
Ontario	275	269	10	9
Colorado	780	729	21	19
Texas and other	158	158	2	2

Total	3,911	3,504	$130	$120

	Number of Units		Book Value (Millions)
	Mar. 31,		Mar. 31,
Housing Inventory	2006	Dec. 31, 2005	2006	Dec. 31, 2005

Alberta	453	365	$22	$23
Ontario	187	228	23	23

Total	640	593	$45	$46

	Estimated Number of Lots		Number of Acres		Book Value (Millions)
Held for Development	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005	Mar. 31, 2006	Dec. 31, 2005

Alberta	25,123	24,943	4,458	4,428	$156	$156
Ontario	7,785	6,983	1,557	1,364	46	39
Colorado	5,082	2,931	1,510	548	48	23
Texas and other	2,399	1,859	631	541	13	7

Total	40,389	36,716	8,156	6,881	$263	$225

RECEIVABLES AND OTHER ASSETS
Receivables and other assets increased to $963 million at March 31, 2006 from $955 million at December 31, 2005. Receivables and real estate mortgages increased to $566 million from $551 million at December 31, 2005 primarily as a result of the expansion of our land and housing operations and additional straight-line and free rent receivable recognized during the year. In September 2003, the CICA issued EIC 140 “Accounting for Operating Leases Acquired in either an Asset Acquisition or a Business Combination” in which the Emerging Issues Committee of the CICA concluded that an enterprise that acquires real estate should allocate a portion of the purchase price to in-place operating leases, based on their fair value that the enterprise acquires in connection with the real estate property. Accordingly, we assessed the fair value of acquired intangible assets and liabilities, including tenant improvements, above- and below-market leases, origination costs, and other identified intangible assets and assumed liabilities, and have allocated $110 million (December 31, 2005 — $125 million) to tenant relationships and above market leases in connection with the O&Y acquisition and certain other previous purchases.
The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Receivables and real estate mortgages	$566	$551
Prepaid expenses and other assets	287	279
Intangible assets	110	125

Total	$963	$955

RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when there are limits imposed by third parties that prevent its use for current purposes. Restricted cash and deposits increased to $346 million from $316 million in 2005. The increase is primarily a result of the proceeds from the sale of WTD. These proceeds are being held by a qualified intermediary for reinvestment in commercial properties. Included in restricted cash and deposits is $256 million (December 31, 2005 — $256 million) of short-term government securities held in a trust account to match interest and principal payments of the $246 million mortgage on One Liberty Plaza maturing in 2007.

Brookfield Properties Corporation	13

CASH AND MARKETABLE SECURITIES
We endeavor to maintain high levels of liquidity to ensure that we can react quickly to potential investment opportunities. This liquidity consists of cash and marketable securities, which contribute investment returns, as well as committed lines of credit. To ensure we maximize our returns, cash balances are generally carried at a modest level and excess cash is used to repay revolving credit lines. These funds are invested in short-term marketable securities.
As at March 31, 2006, cash balances increased to $129 million from $64 million at December 31, 2005 as marketable securities of $58 million were disposed of for the acquisition of the remaining 75% interest in Hudson’s Bay Centre which closed in the second quarter of 2006.
Cash and cash equivalents included $40 million of short-term deposits at March 31, 2006 (December 31, 2005 – nil).

14	Q1/2006 Interim Report

LIABILITIES AND SHAREHOLDERS’ EQUITY
Our asset base of $9.6 billion is financed with a combination of debt, capital securities and preferred and common equity. The components of our liabilities and shareholders’ are as follows:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Liabilities
Commercial property debt	$5,261	$5,216
Accounts payable and other liabilities	658	626
Future income tax liability	228	188
Liabilities related to assets held for sale	32	51
Capital securities	1,093	1,101
Non-controlling interests	60	59
Preferred equity — subsidiaries	326	329
Shareholders’ equity
Preferred equity — corporate	45	45
Common equity	1,906	1,898

Total	$9,609	$9,513

COMMERCIAL PROPERTY DEBT
Commercial property debt totaled $5.3 billion at March 31, 2006, compared with $5.2 billion at December 31, 2005. The increase is due to additional corporate borrowing, offset by principal amortization. Commercial property debt at March 31, 2006 had an average interest rate of 6.5% and an average term to maturity of nine years. Predominantly all of our commercial property debt is recourse only to specific properties, thereby reducing the overall financial risk to the company.
Our bank credit facility is in the form of a three-year revolving facility totaling $350 million. The facility has a floating interest rate of LIBOR + 110 basis points and was drawn in the amount of $313 million as at March 31, 2006 (December 31, 2005 — $274 million).
As at March 31, 2006, we had approximately $470 million (December 31, 2005 — $397 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliates, $171 million of which is included in capital securities and the remainder of the indebtedness balance is included in our commercial property debt. Interest expense related to this indebtedness, including preferred dividends reclassified to interest expense, totaled $4 million for the three months ended March 31, 2006, compared to $2 million for the same period in 2005, and was recorded at the exchange amount.

Brookfield Properties Corporation	15

The details of commercial property debt at March 31, 2006 are as follows:

				Brookfield
				Properties’
		Interest	Maturity	Proportionate
Commercial Property	Location	Rate %	Date	Share (Millions)	Mortgage Details

Atrium on Bay	Toronto	4.82	2006	$34	Non-recourse, floating rate
One Liberty Plaza(1)	New York	6.98	2007	245	Non-recourse, fixed rate
TD Canada Trust Tower	Toronto	6.72	2007	107	Non-recourse, fixed rate
Petro-Canada Centre	Calgary	6.43	2008	111	Non-recourse, fixed rate
One World Financial Center	New York	5.79	2009	300	Recourse, floating rate
First Canadian Place	Toronto	8.06	2009	63	Non-recourse, fixed rate
245 Park Avenue	New York	6.65	2011	242	Non-recourse, fixed rate
One Liberty Plaza	New York	6.75	2011	405	Non-recourse, fixed rate
Fifth Avenue Place	Calgary	7.59	2011	65	Non-recourse, fixed rate
Potomac Tower	Washington	4.72	2011	75	Non-recourse, fixed rate
Exchange Tower	Toronto	6.83	2012	56	Non-recourse, fixed rate
Two World Financial Center	New York	6.91	2013	646	Non-recourse, fixed rate
Four World Financial Center	New York	6.95	2013	332	Non-recourse, fixed rate
Bay Wellington Tower	Toronto	6.49	2013	304	Non-recourse, fixed rate
Bankers Hall	Calgary	7.20	2013	153	Non-recourse, fixed rate
Republic Plaza	Denver	5.13	2014	170	Non-recourse, fixed rate
1625 Eye Street	Washington	6.00	2014	129	Non-recourse, fixed rate
Royal Centre	Vancouver	7.50	2022	43	Non-recourse, fixed rate
53 State Street	Boston	6.91	2023	72	Non-recourse, fixed rate
33 South Sixth Street	Minneapolis	6.72	2027	97	Non-recourse, fixed rate
Dain Plaza	Minneapolis	7.37	2027	83	Non-recourse, fixed rate
701 9th Street	Washington	6.73	2028	153	Non-recourse, fixed rate
75 State Street	Boston	7.00	2028	86	Non-recourse, fixed rate
300 Madison Avenue	New York	7.26	2032	400	Non-recourse, fixed rate
300 Madison Avenue	New York	3.55	2012	109	Non-recourse, floating rate
Corporate credit facilities	—			438	Recourse, floating rate
O&Y portfolio debt	—			156	Various terms
Development and other debt	—			187	Various terms

Total		6.50%		$5,261

(1)	Included in restricted cash and deposits is $256 of securities to match interest and principal payments on this commercial property debt
Commercial property debt maturities for the next five years and thereafter are as follows:

				Weighted
				Average
(Millions)	Scheduled			Interest Rate at
Year	Amortization	Maturities	Total	Mar. 31, 2006

Remainder 2006	$24	$209	$233	5.0%
2007	210	422	632	6.8%
2008	269	157	426	5.9%
2009	218	663	881	6.1%
2010	185	4	189	6.4%
2011 and thereafter	—	2,900	2,900	6.5%

Total	$906	$4,355	$5,261	6.5%

The most significant maturity in the next five years is the floating-rate recourse mortgage which was placed on One World Financial Center in 2003, and refinanced in 2005, in order to facilitate flexibility in tenant discussions on this project and to minimize borrowing costs. We expect to refinance this facility in the future with long-term, fixed-rate debt.

16	Q1/2006 Interim Report

CONTRACTUAL OBLIGATIONS
The following table presents our contractual obligations over the next five years:

		Payments Due By Period
		Less Than
(Millions)	Total	One Year	1 - 3 Years	4 - 5 Years	After 5 Years

Commercial property debt	$5,261	$233	$1,058	$1,070	$2,900
Residential development debt	178	133	35	10	—
Capital securities(1)	922	—	—	171	751
Interest expense(2)
Commercial property debt	2,288	283	538	435	1,032
Capital securities(1)	403	37	147	89	130

(1)	Excludes Class AAA Series E, as these are retractable at the holder’s option or redeemable at our option at any time

(2)	Represents aggregate interest expense expected to be paid over the term of the debt, on an undiscounted basis, based on current interest and foreign exchange rates
Additionally, we have properties situated on land held under leases or other agreements largely expiring on or before the year 2069. Minimum rental payments on land leases are approximately $22 million annually for the next five years and $959 million in total on an undiscounted basis.
CORPORATE GUARANTEES AND CONTINGENT OBLIGATIONS
We conduct our operations through entities that are fully or proportionately consolidated in the financial statements except for our investment in Brookfield LePage Johnson Controls and a 25% investment in a residential development project in Toronto, which are both equity accounted.
We may be contingently liable with respect to litigation and claims that arise in the normal course of business. In addition, we may execute agreements that provide for indemnification and guarantees to third parties. Disclosure of commitments, guarantees and contingencies can be found in Note 22 to the consolidated financial statements in our 2005 Annual Report, which can be accessed on our website.
ACCOUNTS PAYABLE AND OTHER LIABILITIES
Accounts payable and other liabilities totaled $658 million at March 31, 2006, compared with $626 million at December 31, 2005. The increase is primarily due to new land development debt, which totaled $178 million at March 31, 2006 compared with $158 million at December 31, 2005. This financing is primarily recourse in nature to our land development subsidiaries and relates to construction and development loans, which are repaid from the sales proceeds of building lots and homes, and other short-term advances. As new homes are constructed, loans are funded on a rolling basis. This financing had a weighted average interest rate of 5.7% March 31, 2006 (2005 — 5.0%). The balance of the change is due to additional accrued interest as a result of higher debt balances.
A summary of the components of accounts payable and other liabilities is as follows:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Accounts payable	$361	$342
Residential development debt	178	158
Intangible liabilities	119	126

Total	$658	$626

FUTURE INCOME TAXES
At March 31, 2006, we had a future income tax liability of $228 million compared to $188 million at December 31, 2005, an increase of $40 million, primarily reflecting the utilization of tax losses during 2006.

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Future income tax liabilities related to difference in tax and book basis, net	$575	$541
Future income tax assets related to non-capital losses and capital losses	(347)	(353)

Total	$228	$188

CAPITAL SECURITIES

Brookfield Properties Corporation	17

As required by CICA Handbook section 3861, “Financial Instruments – Disclosure and Presentation,” financial instruments that may be settled, at our option, in cash or the equivalent value of a variable number of the company’s equity instruments to be presented as a liability. Accordingly, certain of our Class AAA preferred shares previously included in shareholders’ equity were reclassified to liabilities under the caption “capital securities.”
We have the following capital securities outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2006	Dec. 31, 2005

Class AAA Series E	8,000,000	70% of bank prime	$171	$172
Class AAA Series F	8,000,000	6.00%	171	172
Class AAA Series G	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	5.75%	171	173
Class AAA Series I	8,000,000	5.20%	171	172
Class AAA Series J	8,000,000	5.00%	171	172
Class AAA Series K	6,000,000	5.20%	128	130

Total			$1,093	$1,101

For redemption dates, refer to Note 11 of the consolidated financial statements
NON-CONTROLLING INTERESTS
In addition to our 100% owned subsidiaries, we conduct our commercial property operations through BPO Properties Ltd. (“BPO Properties”) in Canada, which holds substantially all of our Canadian assets other than BCE Place in Toronto and through Brookfield Financial Properties, L.P. (“Brookfield Financial Properties”) in the U.S., which holds substantially all of our interests in our New York, Boston and Washington, D.C. assets.
The following table details the components of non-controlling interests:

(Millions)	Others’ Equity Ownership	Mar. 31, 2006	Dec. 31, 2005

Common shares of BPO Properties	11.0%	$48	$47
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$60	$59

PREFERRED EQUITY – SUBSIDIARIES
In addition to the preferred equity classified as capital securities, we had $326 million of preferred equity outstanding at March 31, 2006 issued by BPO Properties. These preferred shares represent low-cost capital to Brookfield Properties, without dilution to the common equity base. Dividends paid on these preferred shares are a component of non-controlling interests expense.
The following table details the preferred shares issued by our subsidiaries:

(Millions, except	Shares	Preferred	Cumulative
share information)	Outstanding	Shares Series	Dividend Rate	Mar. 31, 2006	Dec. 31, 2005

BPO Properties
	1,805,489	Series G	70% of bank prime	$39	$39
	3,816,527	Series J	70% of bank prime	81	82
	300	Series K	30-day BA + 0.4%	128	129
	2,847,711	Series M	70% of bank prime	61	62
	800,000	Series N	30-day BA + 0.4%	17	17

Total				$326	$329

At March 31, 2006, dividends of $3 million were paid on preferred shares issued by our subsidiaries, compared with $3 million in 2005.
PREFERRED EQUITY – CORPORATE
At March 31, 2006 we had $45 million of preferred equity outstanding. Similar to the preferred shares issued by subsidiaries, these preferred shares represent low-cost capital to us, without dilution to our common equity base. Dividends paid on these preferred shares are accounted for as capital distributions.

18	Q1/2006 Interim Report

We have the following preferred shares outstanding:

	Shares	Cumulative
(Millions, except share information)	Outstanding	Dividend Rate	Mar. 31, 2006	Dec. 31, 2005

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

For detailed terms on our preferred shares, refer to our Annual Information Form.
During the three months ended March 31, 2006, we paid preferred dividends of $1 million, consistent with the same period in 2005.
COMMON EQUITY
On February 9, 2005, our Board of Directors approved a three-for-two stock split in the form of a stock dividend. Shareholders received one Brookfield Properties common share for each two common shares held. The stock dividend was paid on March 31, 2005 to shareholders of record at the close of business on March 15, 2005.
As at March 31, 2006, we had 231,373,842 issued and outstanding common shares. On a diluted basis, we had 236,405,759 common shares outstanding, calculated as follows:

	Mar. 31, 2006	Dec. 31, 2005

Common shares outstanding	231,373,841	231,209,625
Unexercised options	5,031,917	4,641,961

Common shares outstanding – diluted(1)	236,405,758	235,851,586

Common shares repurchased	—	2,693,500

(1)	Includes all potential common shares at March 31, 2006 and December 31, 2005
The diluted book value per common share at March 31, 2006 was $8.40 compared with $8.35 at December 31, 2005. While we repurchased no common shares during the three months ended March 31, 2006, since the inception of the normal course issuer bid in 1999, we have repurchased approximately 21 million shares at an average price of $14.97 per share on a post-split adjusted basis.
At March 31, 2006, the book value of our common equity was $1.9 billion, compared with a market equity capitalization of approximately $7.9 billion, calculated as total common shares outstanding multiplied by $34.15, the closing price per common share on the New York Stock Exchange on March 31, 2006.
CAPITAL RESOURCES AND LIQUIDITY
We employ a broad range of financing strategies to facilitate growth and manage financial risk, with particular emphasis on the overall reduction of the weighted average cost of capital, in order to enhance returns for common shareholders.
Contractual rent is the primary driver of cashflow from operating activities, which represents the primary source of liquidity to fund debt service, dividend payments and recurring capital and leasing costs in our commercial property portfolio. Sufficient cashflows are generated by our properties to service these obligations. We seek to increase income from our existing properties by maintaining quality standards, which promote high occupancy rates and permit increases in rental rates while reducing tenant turnover, and controlling operating expenses. Other sources of revenue include third-party fees generated by our real estate management, leasing and development businesses. In addition, our tax status as a corporation and substantial tax loss pools allow us to reinvest and retain cash generated by our operations without incurring cash taxes.
Our commercial property debt is primarily fixed-rate and non-recourse to the company. These investment-grade financings are typically structured up to 70% loan-to-appraised value basis. In addition, in certain circumstances when a building is leased almost exclusively to a high-credit quality tenant, a higher loan-to-value financing, based on the tenant’s credit quality, is put in place at rates commensurate with the cost of funds for the tenant. This reduces our equity requirements to finance commercial property, and enhances equity returns.

Brookfield Properties Corporation	19

OPERATING RESULTS
NET INCOME
Our net income for the three months ended March 31, 2006 was $49 million ($0.21 per diluted share) compared to $43 million ($0.18 per diluted share) during the same period in 2005. The net increase is largely a result of:
•	$12 million of growth ($0.05 per diluted share) from our residential development operations which continues to benefit from the low interest rate environment and strong demand in the North American housing market;

•	$6 million of growth ($0.03 per diluted share) from commercial property operating income, primarily as a result of the O&Y acquisition during the fourth quarter of 2005;

•	an increase in interest expense of $9 million ($0.04 per diluted share) related to additional corporate borrowings, a full quarter of interest carry on the O&Y Portfolio and the cessation of interest capitalized on Three World Financial Center;

•	an increase in general and administrative expense of $4 million ($0.02 per diluted share) due to the acquisition of the O&Y portfolio;

•	an increase in depreciation and amortization expense of $10 million ($0.04 per diluted share) related to the O&Y acquisition as well as the addition of Three World Financial Center from development to commercial properties; and

•	$18 million gain ($0.08 per diluted share), net of tax, on the sale of the World Trade Center in Denver during the first quarter of 2006;
Set out below is a summary of the various components of our net income and funds from operations. Discussion of each of these components is provided on the following pages.

	Three months ended March 31
(Millions, except per share amounts)	2006	2005

Total revenue	$396	$335

Net operating income Commercial property operations	$172	$166
Residential development operations	25	13
Interest and other income	13	11

	210	190

Expenses
Interest	88	79
General and administrative	15	11
Non-controlling interests expense	4	3

Funds from operations and gains	103	97
Depreciation and amortization	45	35
Future income taxes	27	20

Net income from continuing operations	31	42
Discontinued operations(1)	18	1

Net income	$49	$43

Net income per share – diluted
Continuing operations	$0.13	$0.18
Discontinued operations	0.08	—

	$0.21	$0.18

Funds from operations per share – diluted
Continuing operations	$0.44	$0.41
Property disposition gains	0.13	—
Discontinued operations	—	0.01

	$0.57	$0.42

(1)	Refer to page 26 for further details on discontinued operations
It should be noted that challenges of comparability of net income exist among various real estate companies, as those entities structured as corporations, such as Brookfield Properties, are required to charge their earnings with tax expense, despite the

20	Q1/2006 Interim Report

presence of tax losses which reduce the cash tax obligation. This differs from those entities which operate as real estate investment trusts (“REITs”), as REITs are not subject to taxation, provided they remain in compliance with specific tax codes.
Our net income available to common shareholders and weighted average common shares outstanding are calculated as follows:

	Three months ended March 31
(Millions, except per share amounts)	2006	2005

Net income from continuing operations	$31	$42
Preferred share dividends	(1)	(1)

Net income from continuing operations available to common shareholders	$30	$41

Net income	$49	$43
Preferred share dividends	(1)	(1)

Net income available to common shareholders	$48	$42

Weighted average shares outstanding – basic	231.3	232.9
Unexercised options	1.9	2.0

Weighted average shares outstanding – diluted	233.2	234.9

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS

	Three months ended March 31
(Millions)	2006	2005

Net income	$49	$43
Depreciation and amortization(1)	45	36
Future income taxes(2)	39	20

Funds from operations and gains	$133	$99
Property disposition gain	(30)	—

Funds from operations	$103	$99

(1)	Includes depreciation and amortization from continuing operations of $35 million and from discontinued operations of $1 million for the three months ended March 31, 2005

(2)	Includes future income taxes from discontinued operations of $12 million for the three months ended March 31, 2006
After providing for preferred share dividends, our funds from operations per diluted share, excluding lease termination income and gains, is calculated as follows:

	Three months ended March 31,
(Millions, except per share amounts)	2006	2005

Funds from operations	$103	$99
Preferred share dividends	(1)	(1)

	$102	$98

Weighted average shares outstanding	233.2	234.9
Funds from operations per share	$0.44	$0.42

Funds from operations increased 5% to $0.44 per share during the three months ended March 31, 2006 compared with $0.42 per share during the same period in 2005.

Brookfield Properties Corporation	21

The components of revenue are as follows:

	Three months ended March 31
(Millions)	2006	2005

Commercial property operations
Revenue from current properties	$286	$257
Recurring fee income	6	7
Revenue from discontinued operations	2	5

Total commercial property revenue	294	269
Revenue from residential development operations	89	55

Revenue from commercial property and residential development operations	383	324
Interest and other	13	11

Total	$396	$335

COMMERCIAL PROPERTY OPERATIONS
Commercial property net operating income contributed $172 million at March 31, 2006 compared with $166 million during the same period in 2005.
The components of commercial property net operating income from continuing operations are as follows:

	Three months ended March 31
(Millions)	2006	2005

Commercial property revenue Rental revenue	$282	$252
Straight-line rental income	4	5
	286	257
Property operating costs	(120)	(98)

Commercial property net operating income prior to fee income	166	159
Recurring fee income	6	7

Commercial property net operating income	$172	$166

	Three months ended March 31
(Millions)	2006	2005

Commercial property operations
Net operating income – same property	$160	$166
Net operating income – properties acquired	12	—

Commercial property net operating income	$172	$166

Revenue from commercial properties includes rental revenues earned from tenant leases, straight-line rent, percentage rent and additional rent from the recovery of operating costs and property taxes. Revenue from commercial properties totaled $294 million in 2005, an increase of $25 million compared with the same period of 2005. Approximately $22 million of the increase was a result of the O&Y acquisition and the balance of the increase was primarily a result of transferring Three World Financial Center from development properties to commercial properties at the end of the first quarter of 2005.
Our leases generally have clauses which provide for the collection of rental revenues in amounts that increase every five years, with these increases negotiated at the signing of the lease. The large number of high-credit quality tenants in our portfolio lowers the risk of not realizing these increases. GAAP requires that these increases be recorded on a straight-line basis over the life of the lease. For the three months ended March 31, 2006, $4 million of straight-line rental revenue was recognized, a decrease of $1 million as compared to the same period in 2005.
Commercial property operating costs which include real estate taxes, utilities, insurance, repairs and maintenance, cleaning and other property-related expenses increased to $120 million from $98 million during the same period in 2005. The primary reason for the increase was the expansion of our portfolio with Three World Financial Center being transferred out of development properties and into commercial properties, accounting for approximately $9 million of the increase, and the acquisition of the O&Y portfolio in the fourth quarter of 2005, accounting for approximately $10 million of the increase. The balance of the change is a result of inflationary

22	Q1/2006 Interim Report

pressures. As a result of world events over the past few years, premiums for insurance have increased substantially for all property owners and utility costs have generally increased by 10% due to the increased gas and electricity costs.
Substantially all of our leases are net leases in which the lessee is required to pay their proportionate share of property operating expenses such as utilities, repairs, insurance and taxes. Consequently leasing activity is the principal contributor to the change in same property net operating income. During the occupancy increased due to lease-ups in Toronto, Calgary and Washington, D.C. as compared to the same quarter in 2005, but was offset by a decrease in straight-line rental revenue recognized. At March 31, 2006, average in-place net rents throughout the portfolio increased to $24 per square foot as compared to $23 per square foot at March 31, 2005.
The following table shows the average in-place rents and estimated current market rents for similar space in each of our markets as at March 31, 2006:

	Gross	Avg.	Avg. In-place	Avg. Market
	Leasable Area	Lease Term	Net Rent	Net Rent
	(000’s Sq. Ft.)	(Years)	($ per Sq. Ft.)	($ per Sq. Ft.)

New York, New York
Midtown	2,786	18	$39	$60
Lower Manhattan	9,667	9	32	25
Boston, Massachusetts	2,163	6	29	32
Washington, D.C.	1,725	14	30	40
Toronto, Ontario	12,283	7	23	23
Calgary, Alberta	8,936	8	17	25
Ottawa, Ontario	2,937	5	11	14
Denver, Colorado	1,795	4	15	15
Minneapolis, Minnesota	3,008	8	9	14
Other	2,095	10	10	15

Total(1)	47,395	9	$24	$26

(1)	Excludes developments
Our occupancy rate in our primary markets of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa increased by 20 basis points to 95.4% at March 31, 2006 compared with 95.2% at March 31, 2005 with the acquisitions of the O&Y portfolio and One Bethesda and the continuing lease-up of 1625 Eye Street in Washington, D.C. Our occupancy rate in Denver, Minneapolis and other secondary markets increased by 250 basis points to 89.5% at March 31, 2006, compared with 87.0% at March 31, 2005 with the continuing lease-up of 33 South Sixth Street where the retail redevelopment project at Minneapolis City Center was recently completed.
A summary of occupancy levels for the first quarter in each of the past two years is as follows:

	Mar. 31, 2006		Mar. 31, 2005
	Total		Total
	Square	%	Square	%
(Thousands of square feet)	Feet	Leased	Feet	Leased

New York, New York	12,453	94.2	12,453	94.3
Boston, Massachusetts	2,163	91.9	2,163	98.6
Washington, D.C.	1,725	97.0	1,557	93.2
Toronto, Ontario	12,283	93.7	7,882	93.0
Calgary, Alberta	8,936	99.0	6,331	98.9
Ottawa, Ontario	2,937	99.7	—	—
Denver, Colorado	1,795	88.1	3,017	86.4
Minneapolis, Minnesota	3,008	88.8	3,008	86.3
Other	2,095	91.7	926	91.3

Total(1)	47,395	94.6	37,337	93.8

New York/Boston/Washington/Toronto/Calgary/Ottawa	40,497	95.4	30,386	95.2
Denver/Minneapolis/Other	6,898	89.5	6,951	87.0

Total(1)	47,395	94.6	37,337	93.8

(1)	Excludes developments

Brookfield Properties Corporation	23

At March 31, 2006, we leased 933,000 square feet of space, approximately three times the amount of space contractually expiring. This included 383,000 square feet of new leases and 550,000 square feet of renewals.
The details of our leasing activity for the first quarter of 2006 are as follows:

	December 31, 2005			Activities during the three months ended March 31, 2006					March 31, 2006
				Accelerated	Expiring		Leasing	Acq.
(Thousands of sq. ft.)	GLA(1)	Leased	Expiries	Expiries	Net Rent	Leasing	Net Rent	(Disp.)	GLA(1)	Leased

New York, New York
Midtown	2,786	2,777	—	—		—		—	2,786	2,777
Lower Manhattan	9,667	9,057	(154)	—		72		—	9,667	8,975
Boston, Massachusetts	2,163	2,013	(2)	(25)		25		—	2,163	2,011
Washington, D.C.	1,557	1,542	(33)	—		33		149	1,725	1,691
Toronto, Ontario	12,278	11,591	(77)	(346)		453		—	12,283	11,621
Calgary, Alberta	8,936	8,865	(10)	(209)		217		—	8,936	8,863
Ottawa, Ontario	2,935	2,930	—	—		1		—	2,937	2,931
Denver, Colorado	2,605	2,334	(20)	(2)		43	(	714)	1,795	1,641
Minneapolis, Minnesota	3,008	2,708	(32)	—		54		—	3,008	2,730
Other	2,095	1,971	(3)	(43)		35		—	2,095	1,960

Total	48,030	45,788	(331)	(625)	$17	933	$22	(565)	47,395	45,200

(1)	Excludes developments
Acquisitions
The value created in our mature commercial properties provides us with the opportunity to generate additional gains and capital available to reinvest in other assets at higher returns. The acquisition of the O&Y Portfolio and One Bethesda in greater Washington, D.C. contributed an additional $12 million to net operating income in 2006.
Recurring fee income
Fee income includes property management fees, leasing fees and project management fees relating to certain co-owned properties. Fee income serves as a cashflow supplement to enhance returns from co-owned assets. We also earn fees through Brookfield Residential Services Ltd. and Brookfield LePage Johnson Controls. Brookfield Residential Services Ltd. has been managing condominiums in the Greater Metropolitan Toronto area for the past 25 years and manages in excess of 35,000 units in over 200 condominium corporations. Brookfield Properties LePage Facilities Management, one of the largest facilities management operations in Canada, is owned 40% by Brookfield Properties in partnership with Johnson Controls. This joint venture, which is equity accounted, manages close to 100 million square feet of premises for major corporations and government, and continues to benefit from the trend towards outsourcing of facilities management worldwide.
The details of our fee income are as follows:

	Three months ended March 31
(Millions)	2006	2005

Property management, leasing and project management fees	$3	$3
Brookfield Residential Services Ltd. fees	3	2
Brookfield LePage Johnson Controls	—	2

Total	$6	$7

The generation of fee income is not viewed as a separate segmented business activity; however, with the establishment of our office funds, the associated fees represent an important area of growth for us and are expected to increase as we expand our assets under management. These fees typically include a stable base fee for providing regular ongoing services as well as performance fees that are earned when the performance of the fund exceeds certain predetermined benchmarks. We will also earn transaction fees for investment and leasing activities conducted on behalf of these funds.

24	Q1/2006 Interim Report

RESIDENTIAL DEVELOPMENT OPERATIONS
Our residential development operations are located in four markets: Alberta, Ontario, Colorado and Texas. Most of our land holdings were purchased in the mid-1990’s, and as a result have an embedded cost advantage over many companies which are acquiring land today at much higher prices. In addition, our residential development operations continue to benefit from the low interest rate environment and strong demand in the North American housing market.
Our residential development operations contributed $25 million of income during the first quarter of 2006, an increase of $12 million during the same period in 2005. These increases are due to a combination of volume and operating margins. The increase in volume reflects the continued strength in the Alberta housing market where oil and gas prices remain high and the unemployment rate remains low, while the increases in operating margins are attributable to the low cost basis of our land inventory.
The components of residential development net operating income are as follows:

	Three months ended March 31
(Millions)	2006	2005

Sales revenue	$89	$55
Operating costs	(64)	(42)

Total	$25	$13

Lot sales for the first quarter of the past two years and the related revenue received are as follows:

	Lot sales		Lot Sales Revenue		Average Lot Sales Revenue
	(Units)		(Millions)		(Thousands)
Three months ended March 31	2006	2005	2006	2005	2006	2005

Alberta	678	549	$59	$37	$87	$67
Colorado	31	21	2	1	65	48

Total	709	570	$61	$38	$86	$67

Home sales for the first quarter of the past two years and the related revenue received are as follows:

	Home sales		Home Sales Revenue		Average Home SalesRevenue
	(Units)		(Millions)		(Thousands)
Three months ended March 31	2006	2005	2006	2005	2006	2005

Alberta	113	98	$19	$14	$168	$143
Colorado	35	8	9	3	257	375

Total	148	106	$28	$17	$189	$160

Residential development operating costs, which include land costs, land servicing costs, housing development costs, property taxes and other related costs increased to $64 million during the first quarter of 2006 from $42 million during the same period in 2005. This increase is a result of our expanded operations leading to an increase in sales along with inflationary pressures.
INTEREST AND OTHER INCOME
Interest and other income includes interest charged on loans receivable, interest received on cash balances and transactional gains and losses realized on the disposal of non-core assets. Interest and other income increased to $13 million during the first quarter of 2006 compared with $11 million in 2005, primarily due to $5 million realized upon the disposition of marketable securities and approximately $2 million received as a yield maintenance payment from the borrower of mezzanine debt that we hold. This note was paid down by $6 million in the first quarter of 2006, leaving a remaining balance of $21 million. These increases were offset by a decrease in investment income as a result of the sale of our marketable securities portfolio.
INTEREST EXPENSE
Interest expense, including preferred share dividends classified to interest expense increased to $88 million during the first quarter of 2006, compared with $79 million during the same period in 2005. This increase relates to additional interest carry on our corporate borrowings, the O&Y portfolio and Washington, D.C. acquisitions and the cessation of interest capitalization on Three World Financial Center.
GENERAL AND ADMINISTRATIVE EXPENSES
General and administrative expenses during the first quarter of 2006 increased to $15 million from $11 million in 2005 due primarily to the acquisition of the O&Y portfolio in the fourth quarter of 2005, and inflationary and competitive pressures on salaries. Included in

Brookfield Properties Corporation	25

general and administrative expenses is $3 million (2005 — $3 million) of expenses related to the operations of our subsidiary, Brookfield Residential Services Ltd.
NON-CONTROLLING INTERESTS EXPENSE
Non-controlling interests expense consists of earnings attributable to interests not owned by Brookfield Properties in BPO Properties and Brookfield Financial Properties, as well as dividends on shares issued by BPO Properties and our 100%-owned subsidiaries.
At March 31, 2006, dividends paid on shares issued by our subsidiaries was $3 million, compared with $2 million during the same period in 2005. Non-controlling interests expense in subsidiary earnings was $1 million during the first quarter of 2006, consistent with the same period in 2005.
The following table outlines the dividends and earnings paid or attributable to other shareholders of subsidiaries of Brookfield Properties:

		Three months ended March 31
(Millions)	Type	2006	2005

BPO Properties	Redeemable preferred shares(1)	$3	$2
BPO Properties	Common shares	—	—
100%-owned subsidiaries	Redeemable preferred shares(1)	—	—

Dividends – shares of subsidiaries		$3	$2

BPO Properties	Participating interests	$1	$1
Brookfield Financial Properties	Participating interests	—	—

Non-controlling interests expense in subsidiary earnings		$1	$1

Total		$4	$3

(1)	Non-participating
DEPRECIATION AND AMORTIZATION EXPENSE
Depreciation for March 31, 2006 increased by $10 million to $45 million from $35 million in 2005. The majority of this increase was due to the addition of the O&Y portfolio in the fourth quarter of 2005, as well as the reclassification of Three World Financial Center and Hudson’s Bay Centre from development properties in the first quarter of 2005.
DISCONTINUED OPERATIONS
During the first quarter of 2006, we sold our 100% interest in the World Trade Center Denver (“the Trade Center”) and recognized a gain of $18 million, net of tax. Income attributable to discontinued operations, which also includes the results of certain properties acquired as part of the O&Y portfolio, was nil and $1 million for the three months ended March 31, 2006 and March 31, 2005, respectively. The comparative figures include the results of the Trade Center and the Colorado State Bank Building, which was sold in the fourth quarter of 2005.
The following table summarizes the income from discontinued operations:

	Three months ended March 31
(Millions)	2006	2005

Revenue from properties sold	$2	$5
Operating expenses	(1)	(2)

	1	3

Interest expense	(1)	(1)

Funds from operations – discontinued operations	—	2
Depreciation and amortization	—	(1)

Income from discontinued operations	—	1

Gain on sale of discontinued operations	30	—
Taxes related to discontinued operations	(12)	—

Discontinued operations	$18	$1

26	Q1/2006 Interim Report

QUARTERLY RESULTS
The results by quarter are as follows:

	2006	2005				2004
(Millions, except per share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Total revenue	$396	$474	$378	$362	$335	$390	$345	$381	$326

Net operating income
Commercial property operations	172	192	160	162	166	167	165	163	176
Lease termination income	—	—	—	—	—	—	—	60	—

Total commercial property operations	172	192	160	162	166	167	165	223	176
Residential development operations	25	45	24	24	13	13	11	10	8
Interest and other	13	6	10	10	11	11	11	11	14

	210	243	194	196	190	191	187	244	198
Expenses
Interest	88	86	84	81	79	79	76	76	73
General and administrative	15	15	11	11	11	10	10	11	10
Non-controlling interests expense	4	4	4	5	3	4	5	6	5

	103	138	95	99	97	98	96	151	110
Depreciation and amortization	45	47	41	40	35	38	35	34	33
Unrealized foreign exchange on preferred share restatement	—	—	—	—	—	41	28	(2)	(4)
Future income taxes	27	42	22	19	20	17	22	47	30

Net income from continuing operations	$31	$49	$32	$40	$42	$2	$11	$72	$51
Discontinued operations	18	(2)	1	1	1	—	—	1	1

Net income	$49	$47	$33	$41	$43	$2	$11	$73	$52

Net income per share — basic
Prior to the following:	$0.13	$0.21	$0.14	$0.17	$0.18	$—	$0.05	$0.15	$0.22
Discontinued operations	0.08	(0.01)	—	0.01	—	—	—	0.01	—
Lease termination income	—	—	—	—	—	—	—	0.15	—

	$0.21	$0.20	$0.14	$0.18	$0.18	$—	$0.05	$0.31	$0.22

Net income per share — diluted
Prior to the following:	$0.13	$0.21	$0.14	$0.16	$0.18	$—	$0.05	$0.15	$0.22
Discontinued operations	0.08	(0.01)	—	0.01	—	—	—	0.01	—
Lease termination income	—	—	—	—	—	—	—	0.15	—

	$0.21	$0.20	$0.14	$0.17	$0.18	$—	$0.05	$0.31	$0.22

Funds from operations per share – diluted
Prior to the following:	$0.44	$0.59	$0.40	$0.42	$0.41	$0.42	$0.40	$0.39	$0.46
Property disposition gains	0.13	—	—	—	—	—	—	—	—
Discontinued operations	—	—	0.01	0.01	0.01	—	0.01	0.01	0.01
Lease termination income	—	—	—	—	—	—	—	0.25	—

	$0.57	$0.59	$0.41	$0.43	$0.42	$0.42	$0.41	$0.65	$0.47

Notes:

(1)	The 2004 results have been restated to reflect the impact of the reclassification of certain preferred share dividends to interest expense and foreign exchange on the reclassification of certain preferred shares to liabilities

(2)	Per share amounts include the effect of the three-for-two common stock split on March 31, 2005

Brookfield Properties Corporation	27

PART III – RISKS AND UNCERTAINTIES
In evaluating Brookfield Properties and its business, the following is a brief review of the potential impact different risks and uncertainties may have on our operations.
INTEREST RATE AND FINANCING RISK
We generally attempt to match the maturities of our mortgage portfolio with the leasing profile of each asset. As such, we mortgage finance assets on a long-term, fixed-rate, non-recourse basis where appropriate. We believe this strategy will most effectively manage interest rate and refinancing risk.
As outlined under “Capital Resources and Liquidity,” on page 19 of this MD&A, we have an ongoing requirement to access debt markets to refinance maturing debt as it comes due. There is a risk that lenders will not refinance such maturing debt on terms and conditions acceptable to us, or on any terms at all. Our strategy to stagger the maturities of our mortgage portfolio attempts to mitigate our exposure to excessive amounts of debt maturing in any one year.
We have a floating rate bank credit facility of $350 million, the terms of which extend to 2009. At March 31, 2006, $313 million was drawn. There is a risk that bank lenders will not refinance the facility on terms and conditions acceptable to us, or on any terms at all. As a mitigating factor, we have a one-year term extension option.
We have identified a target level of indebtedness for the company of 55% of gross book value. It is our view that such level of indebtedness is conservative given the lending parameters currently existing in the real estate marketplace (generally up to 75% of current market value) and based on this, we believe that all debts will be financed or refinanced as they come due in the foreseeable future.
CREDIT RISK
As we invest in mortgages from time to time, further credit risks arise in the event that borrowers default on the repayment of their mortgages to us. We endeavor to ensure that adequate security has been provided in support of such mortgages.
Credit risk arises from the possibility that tenants may be unable to fulfill their lease commitments. We mitigate this risk by ensuring that our tenant mix is diversified and by limiting our exposure to any one tenant. We also maintain a portfolio that is diversified by property type so that exposure to a business sector is lessened. Currently, no one tenant represents more than 10% of total leasable area.
We attempt to mitigate our credit risk by signing long-term leases with tenants who have investment grade credit ratings. Additional discussion of this strategy is included on page 8 of this MD&A.

28	Q1/2006 Interim Report

The following list shows the largest tenants by leasable area in our portfolio and their respective lease commitments:

		Year of	000’s	% of
Tenant	Location	Expiry(1)	Sq.Ft.(2)	Sq. Ft.(2)	Credit Rating(3)

Rated
Merrill Lynch	New York/Toronto	2013	4,363	10.8%	A+
CIBC/CIBC World Markets	New York/Toronto/Calgary	2028	2,056	5.1%	A+
Government of Canada	Toronto/Ottawa/Edmonton	2010	2,004	4.9%	AAA
Bank of Montreal/Nesbitt Burns	Toronto/Calgary	2020	1,092	2.7%	AA-
JPMorgan Chase	New York/Denver	2018	1,029	2.5%	A+
RBC Financial Group	Five major markets	2018	985	2.4%	AA-
Petro-Canada	Calgary	2013	891	2.2%	BBB
Target Corporation	Minneapolis	2014	865	2.1%	A+
Imperial Oil	Calgary	2011	633	1.6%	AAA
Talisman Energy	Calgary	2015	527	1.3%	BBB+
CP Rail	Calgary	2014	455	1.1%	BBB
Conoco Phillips	Calgary	2010	445	1.1%	A-
American Express	New York	2022	409	1.0%	A+
Fidelity Properties Inc.	New York/Boston	2009	381	0.9%	BBB-
Enbridge Inc.	Calgary/Edmonton	2016	378	0.9%	A-
Pepco Holdings Inc.	Washington, D.C.	2028	364	0.9%	BBB+
Teachers Insurance Annuity Association	Denver	2008	323	0.8%	AAA
Canadian Natural Resources	Calgary	2011	277	0.7%	BBB+
Goldman Sachs	New York	2015	274	0.7%	A+
EnCana Corporation	Calgary	2013	259	0.6%	A-
Lehman Brothers	New York	2010	253	0.6%	AA-
Anadarko Canada Corporation	Calgary	2011	235	0.6%	BBB+
Bank of Nova Scotia	New York	2014	230	0.6%	AA-
Bank of America	Boston	2008	213	0.5%	AA
Marsh Mercer	Toronto	2015	207	0.5%	BBB
Amdocs Canada Inc.	Toronto	2011	201	0.5%	BBB-
Government and related services	Various	Various	1,157	2.9%	BBB- or higher
Other investment grade	Various	Various	3,235	8.0%	BBB- or higher

			23,741	58.5%

Unrated
Cadwalader, Wickersham & Taft LLP	New York	2024	465	1.1%	—
Cleary, Gottlieb, Steen & Hamilton	New York	2012	446	1.1%	—
Goodwin Procter LLP	Boston	2016	397	1.0%	—
Wellington Management Co.	Boston	2011	358	0.9%	—
Osler Hoskin & Harcourt LLP	Toronto	2015	285	0.7%	—
National Association of Securities Dealers	New York	2020	277	0.7%	—
CI Investments Inc.	Toronto	2011	212	0.5%	—

Total			26,181	64.5%

(1) Weighted average based on square feet

(2) Prior to considering partnership interests in partially-owned properties

(3) From Standard & Poors, Moody’s or Dominion Bond Rating Service
LEASE ROLL-OVER RISK
Lease roll-over risk arises from the possibility that we may experience difficulty renewing leases as they expire or in releasing space vacated by tenants upon early lease expiry. We attempt to stagger the lease expiry profile so that we are not faced with disproportionate amounts of space expiring in any one year; approximately 5% of our leases mature annually. We further mitigate this risk by maintaining a diversified portfolio mix by geographic location and by proactively leasing space in advance of its contractual expiry.

Brookfield Properties Corporation	29

The following table sets out lease expiries, by square footage, for our portfolio at March 31, 2006:

March 31, 2006	Currently	Remainder							2013 &
(000’s Sq. Ft.)	Available	2006	2007	2008	2009	2010	2011	2012	Beyond	Parking	Total

New York	701	164	42	252	102	517	216	591	9,587	281	12,453
Boston	152	62	61	447	40	172	382	26	545	276	2,163
Washington, D.C.	34	—	—	20	44	9	18	47	982	571	1,725
Toronto	662	328	532	599	860	1,014	645	765	5,054	1,824	12,283
Calgary	73	158	244	406	293	1,110	1,624	626	3,089	1,313	8,936
Ottawa	6	87	65	1,004	135	2	29	4	575	1,030	2,937

	1,628	799	944	2,728	1,474	2,824	2,914	2,059	19,832	5,295	40,497
% of total	4.0%	2.0%	2.3%	6.7%	3.6%	7.0%	7.2%	5.1%	48.8%	—	86.7%

Denver	154	34	60	396	19	113	82	58	376	503	1,795
Minneapolis	278	47	33	84	216	50	32	117	1,630	521	3,008
Other	135	91	146	68	151	214	122	91	603	474	2,095

	567	172	239	548	386	377	236	266	2,609	1,498	6,898
% of total	1.4%	0.4%	0.6%	1.4%	1.0%	0.9%	0.6%	0.6%	6.4%	—	13.3%

	2,195	971	1,183	3,276	1,860	3,201	3,150	2,325	22,441	6,793	47,395
	5.4%	2.4%	2.9%	8.1%	4.6%	7.9%	7.8%	5.7%	55.2%	—	100.0%

Brookfield Properties’ portfolio has a weighted average lease life of nine years. The average lease terms in our major markets of New York, Boston, Washington, Toronto, Calgary and Ottawa are 11 years, 6 years, 14 years, 7 years, 8 years and 5 years, respectively.
ENVIRONMENTAL RISKS
As an owner of real property, we are subject to various federal, provincial, state and municipal laws relating to environmental matters. Such laws provide that we could be liable for the costs of removing certain hazardous substances and remediating certain hazardous locations. The failure to remove or remediate such substances or locations, if any, could adversely affect our ability to sell such real estate or to borrow using such real estate as collateral and could potentially result in claims against us. We are not aware of any material non-compliance with environmental laws at any of our properties nor are we aware of any pending or threatened investigations or actions by environmental regulatory authorities in connection with any of our properties or any pending or threatened claims relating to environmental conditions at our properties.
We will continue to make the necessary capital and operating expenditures to ensure that we are compliant with environmental laws and regulations. Although there can be no assurances, we do not believe that costs relating to environmental matters will have a materially adverse effect on our business, financial condition or results of operation. However, environmental laws and regulations can change and we may become subject to more stringent environmental laws and regulations in the future, which could have an adverse effect on our financial condition or results of operation.
OTHER RISKS AND UNCERTAINTIES
Real estate investments are generally subject to varying degrees of risk depending on the nature of the property. These risks include changes in general economic conditions (such as the availability and cost of mortgage funds), local conditions (such as an oversupply of space or a reduction in demand for real estate in the markets in which we operate), the attractiveness of the properties to tenants, competition from others with available space and the ability of the owner to provide adequate maintenance at an economical cost.
Certain significant expenditures, including property taxes, maintenance costs, mortgage payments, insurance costs and related charges must be made regardless of whether or not a property is producing sufficient income to service these expenses. Our commercial properties are subject to mortgages, which require significant debt service payments. If we are unable or unwilling to meet mortgage payments on any property, losses could be sustained as a result of the mortgagee’s exercise of its rights of foreclosure or sale.
Real estate is relatively illiquid. Such illiquidity may limit our ability to vary our portfolio promptly in response to changing economic or investment conditions. Also, financial difficulties of other property owners resulting in distressed sales could depress real estate values in the markets in which we operate.

30	Q1/2006 Interim Report

Our commercial properties generate a relatively stable source of income from contractual tenant rent payments. Continued growth of rental income is dependent on strong leasing markets to ensure expiring leases are renewed and new tenants are found promptly to fill vacancies.
While the outlook for commercial office rents is positive in the long term, 2006 may not provide the same level of increases in rental rates on renewal as compared to previous years. We are, however, substantially protected against short-term market conditions, as most of our leases are long-term in nature with an average term of nine years. A protracted disruption in the economy, such as the onset of a severe recession, could place downward pressure on overall occupancy levels and net effective rents.
Our commercial properties operations have insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. We continue to seek additional coverage equal to the full replacement cost of our assets. However, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to us.
In our land development operations, markets have been favorable over the past five years with strong demand for well-located residential lots. Our operations are concentrated in high growth areas which we believe to have positive demographic and economic conditions. Nonetheless, the home building and land development industry is cyclical in nature and may be significantly affected by changes in general and local economic conditions such as consumer confidence, job stability, availability of financing for home buyers and higher interest rates due to their impact on home buyers’ decisions. These conditions can affect the outlook of consumers and, in particular, the price and volume of home purchases. Furthermore, we are subject to risks related to the availability and cost of materials and labor, supply and cost of building lots, and adverse weather conditions that can cause delays in the construction schedules and cost overruns.
FOREIGN EXCHANGE FLUCTUATIONS
While approximately 38% of our assets and 50% of our revenues originate in Canada, we have substantially matched our Canadian assets with Canadian liabilities. Furthermore, our U.S. and Canadian operations are self sustaining and we hedge our net investment in our Canadian operations. As a result, our operations have generally not been materially impacted by the movement in the Canadian to U.S. dollar exchange rate.
DERIVATIVE FINANCIAL INSTRUMENTS
We utilize derivative financial instruments primarily to manage financial risks, including interest rate, commodity and foreign exchange risks. Hedge accounting is applied where the derivative is designated as a hedge of a specific exposure and there is reasonable assurance the hedge will be effective. Realized and unrealized gains and losses on forward exchange contracts designated as hedges of currency risks are included in the cumulative translation account when the currency risk being hedged relates to a net investment in a self-sustaining subsidiary. Otherwise, realized and unrealized gains and losses on derivative financial instruments designated as hedges of financial risks are included in income as an offset to the hedged item in the period the underlying asset, liability or anticipated transaction to which they relate.
Financial instruments that are not designated as hedges are carried at estimated fair values and gains and losses arising from changes in fair values are recognized in income as a component of interest and other income in the period the changes occur. The use of non-hedging derivative contracts is governed by documented risk management policies and approved limits.
At March 31, 2006, our use of derivative financial instruments was limited to foreign exchange contracts. Unrealized gains and losses, representing the fair value of such contracts, are determined in reference to the appropriate forward exchange rate for each contract at March 31st and are reflected in receivables and other assets or accounts payable and other liabilities, as appropriate, on the balance sheet.
At March 31, 2006, we had foreign exchange contracts to sell a notional amount of C$760 million, maturing in June 2006, designated as hedges for accounting purposes to manage our foreign exchange risk in respect to our Canadian-denominated net assets. The fair value of these contracts at March 31, 2006 was a gain of $2 million which is reflected in the cumulative translation adjustment account. Our self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million, maturing in April 2006, which have not been designated as hedges for financial reporting purposes. There was no gain or loss on the aggregate fair value of these contracts at March 31, 2006.
The primary risks associated with our use of derivatives are credit risk and price risk. Credit risk is the risk that losses will be incurred from the default of the counterparty on its contractual obligations. The use of derivative contracts is governed by documented risk management policies and approved limits, which includes an evaluation of the creditworthiness of counterparties, as well as managing the size, diversification and maturity of the portfolio. Price risk is the risk that we will incur losses from derivatives from

Brookfield Properties Corporation	31

adverse changes in foreign exchange rates. We mitigate price risk by entering only into derivative transactions where we have determined a significant offset exists between changes in the fair value of, or the cashflows attributable to, the hedged item and the hedging item.

32	Q1/2006 Interim Report

PART IV – CRITICAL ACCOUNTING POLICIES AND ESTIMATES
CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2006, the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for the company’s 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract has had no impact on the company’s financial statements.
(ii) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for the company’s 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The adoption of this EIC did not have a material impact on the company’s financial results.
USE OF ESTIMATES
The preparation of our financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Our estimates are based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. The result of our ongoing evaluation of these estimates forms the basis for making judgments about the carrying values of assets and liabilities and the reported amounts of revenues and expenses that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions.
RELATED-PARTY TRANSACTIONS
In the normal course of operations, we enter into various transactions on market terms with related parties which have been measured at exchange value and are recognized in the consolidated financial statements.
At March 31, 2006, we had approximately $470 million (December 31, 2004 — $397 million) of indebtedness outstanding to our parent company, Brookfield Asset Management Inc. and its affiliate, $171 million of which is included in our capital securities and the remainder of the indebtedness balance is included in our commercial property debt. Interest expense related to this indebtedness, including preferred share dividends classified as interest expense in the consolidated financial statements, totaled $4 million for the year ended March 31, 2006 compared to $2 million for the same period in 2005, and were recorded at the exchange amount. Additionally, included in rental revenues are amounts received from Brookfield Asset Management Inc., and its affiliates of $1 million (2005 — $1 million). These amounts have been recorded at the exchange amount.

Brookfield Properties Corporation	33

DISTRIBUTIONS
Distributions paid by the company during the first quarter of 2006 and the year 2005 are as follows:

		Three months ended	Year ended
	Currency	Mar. 31, 2006	Dec. 31, 2005

Common shares(1)	US$	$0.1800	$0.6500
Class A preferred shares	C$	0.0469	0.1875
Class AA Series E preferred shares	C$	0.2223	0.7591
Class AAA Series E preferred shares	C$	0.2265	0.7695
Class AAA Series F preferred shares	C$	0.3750	1.5000
Class AAA Series G preferred shares	US$	0.3281	1.3125
Class AAA Series H preferred shares	C$	0.3594	1.4375
Class AAA Series I preferred shares	C$	0.3250	1.3000
Class AAA Series J preferred shares	C$	0.3125	1.2500
Class AAA Series K preferred shares	C$	0.3250	1.3000

(1) Per share amounts include the effect of the three-for-two common stock-split on March 31, 2005
ADDITIONAL INFORMATION
A supplementary information package with more detailed financial information is posted on Brookfield Properties’ website at www.brookfieldproperties.com and should be read in conjunction with this Interim Report

Craig J. Laurie
Senior Vice President and Chief Financial Officer
April 28, 2006

34	Q1/2006 Interim Report

Consolidated Balance Sheet

Unaudited
(US Millions)	Note	Mar. 31, 2006	Dec. 31, 2005

Assets
Commercial properties	3	$7,454	$7,430
Development properties	4	680	615
Receivables and other	5	963	955
Restricted cash and deposits	6	346	316
Marketable securities		—	58
Cash and cash equivalents	19	129	64
Assets held for sale	7	37	75

		$9,609	$9,513

Liabilities
Commercial property debt	8	$5,261	$5,216
Accounts payable and other liabilities	9	658	626
Future income tax liability	10	228	188
Liabilities related to assets held for sale	7	32	51
Capital securities	11	1,093	1,101
Non-controlling interests	12	60	59
Preferred equity — subsidiaries	13	326	329
Shareholders’ equity Preferred equity — corporate	14	45	45
Common equity	15	1,906	1,898

		$9,609	$9,513
See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	35

Consolidated Statement of Income

Unaudited		Three months ended Mar. 31
(US Millions, except per share amounts)	Note	2006	2005

Total revenue	17	$396	$335

Net operating income Commercial property operations	17	$172	$166
Residential development operations	17	25	13
Interest and other		13	11

		210	190

Expenses
Interest		88	79
General and administrative		15	11
Non-controlling interests expense		4	3

		103	97
Depreciation and amortization		45	35
Future income taxes	10	27	20

Net income from continuing operations		31	42
Discontinued operations	7	18	1

Net income		$49	$43

Net income per common share – basic and diluted
Continuing operations		$0.13	$0.18
Discontinued operations		0.08	—

Net income per share		$0.21	$0.18

See accompanying notes to the consolidated financial statements
Consolidated Statement of Retained Earnings

Unaudited		Three months ended Mar. 31
(US Millions)	Note	2006	2005

Retained earnings – beginning of period		$747	$787
Net income		49	43
Shareholder distributions Preferred shares dividends — corporate		(1)	(1)
Common share dividends		(42)	(25)
Amount paid in excess of the book value of common shares purchased for cancellation		—	(21)

Retained earnings – end of period	15	$753	$783

See accompanying notes to the consolidated financial statements

36	Q1/2006 Interim Report

Consolidated Statement of Cashflow

Unaudited		Three months ended Mar. 31
(US Millions)	Note	2006	2005

Operating activities Net income		$49	$43
Depreciation and amortization		45	36
Future income taxes		39	20
Property disposition gains		(30)	—
Other		(86)	(75)

		17	24

Financing activities Commercial property debt arranged		120	98
Commercial property debt repayments		(29)	(24)
Land development debt, net		21	1
Common shares issued		2	1
Common shares repurchased		—	(31)
Cashflow retained from non-controlling interests		1	2
Preferred share dividends		(1)	(1)
Common share dividends		(42)	(25)

		72	21

Investing activities
Marketable securities		58	(26)
Real estate mortgages		5	—
Acquisitions of real estate		(90)	—
Dispositions of real estate, net	19	65	—
Development and redevelopment investments		(7)	(19)
Restricted cash and deposits		(30)	—
Commercial property tenant installation costs		(22)	(34)
Capital expenditures		(3)	(2)

		(24)	(81)

Increase (decrease) in cash resources		65	(36)
Opening cash and cash equivalents		64	112

Closing cash and cash equivalents		$129	$76

See accompanying notes to the consolidated financial statements

Brookfield Properties Corporation	37

Notes to the Consolidated Financial Statements
NOTE 1: SUMMARY OF ACCOUNTING POLICIES
Reference is made to the most recently-issued Annual Report of Brookfield Properties Corporation (the “company”) which includes information necessary or useful to understanding the company’s businesses and financial statement presentation. In particular, the company’s significant accounting policies and practices were presented as Note 1 and Note 2 to the Consolidated Financial Statements included in that report, and have been consistently applied in the preparation of these interim financial statements except for the changes in accounting policies described in Note 2. Financial information in this report reflects any adjustments (consisting only of normal recurring adjustments) that are, in the opinion of management, necessary to reflect a fair statement of results for the interim periods in accordance with Canadian generally accepted accounting principles.
The results reported in these consolidated interim financial statements should not be regarded as necessarily indicative of results that may be expected for the entire year. Certain prior period amounts have been restated or reclassified to conform to the current period’s presentation.
NOTE 2: CHANGES IN ACCOUNTING POLICIES
Effective January 1, 2006, the company adopted the following new accounting policies, none of which individually or collectively had a material impact on the consolidated financial statements of the company, unless otherwise noted. These changes were the result of changes to the Canadian Institute of Chartered Accountants (“CICA”) Handbook, Accounting Guidelines (“AcG”) and Emerging Issues Committee Abstracts (“EIC”).
(i) Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share, Emerging Issues Committee Abstract 155
In September 2005, the Emerging Issues Committee of the AcSB of the CICA issued EIC 155, “The Effect of Contingently Convertible Instruments on the Computation of Diluted Earnings Per Share,” which is effective for the company’s 2006 fiscal year. The abstract addresses when the effect of contingently convertible instruments should be included in the computation of diluted earnings per share. The conclusion is that the effect of the contingently convertible instruments should be included in the computation of diluted earnings per share (if dilutive), regardless of whether the market price trigger has been met. This abstract has had no impact on the company’s financial statements.
(ii) Implicit Variable Interests, Emerging Issues Committee Abstract 157
In October 2005, the Emerging Issues Committee issued Abstract No. 157, “Implicit Variable Interests Under AcG 15” (“EIC 157”), which is effective for the company’s 2006 fiscal year. This EIC clarifies that implicit variable interests are implied financial interests in an entity that changes with changes in the fair value of the entity’s net assets exclusive of variable interests. An implicit variable interest is similar to an explicit variable interest except that it involves absorbing and/or receiving variability indirectly from the entity. The identification of an implicit variable interest is a matter of judgment that depends on the relevant facts and circumstances. The adoption of this EIC did not have a material impact on the company’s financial results.
NOTE 3: COMMERCIAL PROPERTIES
A breakdown of commercial properties is as follows:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Commercial properties	$8,198	$8,137
Less: Accumulated depreciation	(744)	(707)

Total	$7,454	$7,430

NOTE 4: DEVELOPMENT PROPERTIES
Development properties include commercial developments, primarily for office development and residential land under and held for development. A breakdown of development properties is as follows:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Commercial developments	$242	$224
Residential development land	438	391

Total	$680	$615

38	Q1/2006 Interim Report

NOTE 5: RECEIVABLES AND OTHER
The components of receivables and other assets are as follows:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Receivables and real estate mortgages	$566	$551
Prepaid expenses and other assets	287	279
Intangible assets(1)	110	125

Total	$963	$955

(1)	Net of accumulated amortization of $16 million and $11 million at March 31, 2006 and December 31, 2005, respectively
Included in intangible assets are lease origination costs, tenant relationships and above-market leases assumed on acquisitions, net of related accumulated amortization.
NOTE 6: RESTRICTED CASH AND DEPOSITS
Cash and deposits are considered restricted when they are subject to contingent rights of third parties. Included in restricted cash and deposits is $256 million (December 31, 2005 — $256 million) of short-term government securities held in a trust account to match interest and principal payments of the $246 million mortgage on One Liberty Plaza maturing in 2007.
NOTE 7: ASSETS HELD FOR SALE
Certain of the company’s Calgary and Winnipeg properties acquired as part of the O&Y portfolio in the fourth quarter of 2005 have been classified as held for sale at March 31, 2006. The net book value of these properties is $34 million and other assets related to these properties is $3 million. These amounts have been classified as assets held for sale on the balance sheet. Commercial property debt related to these properties is $29 million and accounts payable and other is $3 million. These amounts have been classified as liabilities related to assets held for sale at March 31, 2006. It is expected that the company will sell these properties within the next 12 months.
During the fourth quarter of 2005, the World Trade Center Denver (“WTD”) met the criteria for classification as held for sale. At December 31, 2005, the company classified $75 million of assets and $51 million of liabilities to assets held for sale and liabilities related to assets held for sale, respectively, in connection with this property.
During the first quarter of 2006, we recognized a net gain of $18 million resulting from the sale of WTD.
The results of operations related to assets held for sale have been reclassified to discontinued operations in the statement of income. The March 31, 2005 income statement results have been reclassified to reflect the Colorado State Bank Building (sold in the fourth quarter of 2005) and WTD as discontinued operations.
The following table summarizes the income from discontinued operations:

(Millions)	Mar. 31, 2006	Mar. 31, 2005

Revenue	$2	$5
Operating expenses	(1)	(2)

	1	3
Interest expense	(1)	(1)

	—	2
Depreciation and amortization	—	(1)

Income from discontinued operations prior to gain and taxes	—	1
Gain on sale of discontinued operations	30	—
Taxes related to discontinued operations		(12)

Income from discontinued operations	$18	$1

Brookfield Properties Corporation	39

NOTE 8: COMMERCIAL PROPERTY DEBT
Predominantly all commercial property mortgages are secured by individual properties without recourse to the company. Approximately 96% of the company’s commercial property debt is due after 2006.

	Weighted Average							Mar. 31	Dec. 31
	Interest Rate at	Remainder	Principal Repayments				2011 &	2006	2005
(Millions)	Mar. 31, 2006	2006	2007	2008	2009	2010	Beyond	Total	Total

Commercial property debt	6.5%	$233	$632	$426	$881	$189	$2,900	$5,261	$5,216

Approximately 79% of the company’s outstanding debt at March 31, 2006 is fixed rate debt (December 31, 2005 – 81%). The weighted average interest rate at March 31, 2006 was 6.5% (December 31, 2005 - 6.5%).
Commercial property debt includes $1,208 million (March 2005 — $935 million) repayable in Canadian dollars of C$1,413 million (March 2005 — C$1,132 million).
The company’s bank credit facility is in the form of a three-year revolving facility totaling $350 million. The facility has a floating interest rate of LIBOR + 110 basis points and was drawn in the amount of $313 million as at March 31, 2006 (December 31, 2005 — $274 million).
NOTE 9: ACCOUNTS PAYABLE AND OTHER LIABILITIES
The components of the company’s accounts payable and other liabilities are as follows:

(Millions)	Mar. 31, 2006	Mar. 31, 2005

Accounts payable	$361	$342
Land development debt	178	158
Intangible liabilities(1)	119	126

Total	$658	$626

(1)	Net of accumulated amortization of $7 million and $3 million at March 31, 2006 and December 31, 2005, respectively
Included in intangible liabilities are below-market tenant leases and above-market ground leases assumed on acquisitions, net of related accumulated amortization.
Land development debt of $178 million (December 31, 2005 — $158 million) is secured by the underlying properties of the company. The weighted average interest rate on these advances as at March 31, 2006 was 5.7% (December 31, 2005 — 5.0%). Advances totaling $133 million are due by the end of 2006, with the remaining balances due prior to 2010 as follows:

	Weighted Average						Mar. 31	Dec. 31
	Interest Rate at	Remainder	Principal Repayments				2006	2005
(Millions)	Mar. 31, 2006	2006	2007	2008	2009	2010	Total	Total

Land development debt	5.7%	$133	$29	$6	$7	$3	$178	$158

NOTE 10: FUTURE INCOME TAXES
Future income tax liabilities consist of the following:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Future income tax liabilities related to difference in tax and book basis, net	$575	$541
Future income tax assets related to non-capital losses and capital losses	(347)	(353)

Total	$228	$188

The company and its Canadian subsidiaries have future income tax assets of $164 million (December 31, 2005 — $162 million) that relate to non-capital losses which expire over the next ten years and $47 million (December 31, 2005 — $47 million) that relate to capital losses which have no expiry. The company’s U.S. subsidiaries have future income tax assets of $136 million (December 31, 2005- $144 million) that relate to net operating losses which expire over the next 14 years. The amount of non-capital losses and deductible temporary differences, for which no future income tax assets have been recognized, is approximately $375 million (December 31, 2005 — $377 million) which also expire over the next 10 years.

40	Q1/2006 Interim Report

The components of income tax expense are as follows:
Continuing operations

(Millions)	Mar. 31, 2006	Mar. 31, 2005

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2005 – 35%)	$21	$22
Increase (decrease) in income tax expense due to the following:
Non-deductible preferred share dividends	5	5
Higher income tax rates in other jurisdictions	(1)	1
Minority shareholders’ interests in income tax expense	—	(1)
Tax assets previously not recognized	—	(8)
Other	2	1

Total	$27	$20

Discontinued operations

(Millions)	Mar. 31, 2006	Mar. 31, 2005

Income tax expense at the Canadian federal and provincial income tax rate of 35% (2005 – 35%)	$10	$—
Increase (decrease) in income tax expense due to the following:
Higher income tax rates in other jurisdictions	2	—

Total	$12	$—

NOTE 11: CAPITAL SECURITIES
The company has the following capital securities outstanding:

	Shares	Shares	Cumulative
(Millions, except share information)	Authorized	Outstanding	Dividend Rate	Mar. 31, 2006	Dec. 31, 2005

Class AAA Series E	8,000,000	8,000,000	70% of bank prime	$171	$172
Class AAA Series F	8,000,000	8,000,000	6.00%	171	172
Class AAA Series G	6,000,000	4,400,000	5.25%	110	110
Class AAA Series H	8,000,000	8,000,000	5.75%	171	173
Class AAA Series I	8,000,000	8,000,000	5.20%	171	172
Class AAA Series J	8,000,000	8,000,000	5.00%	171	172
Class AAA Series K	6,000,000	6,000,000	5.20%	128	130

Total				$1,093	$1,101

The redemption terms of the Class AAA Preferred Shares are as follows:

	Redemption Date(1)	Redemption Price(2)	Company’s Option(3)	Holder’s Option(4)

Series E	Retractable at par	—	—	—
Series F	September 30, 2009	C $25.75	September 30, 2009	March 31, 2013
Series G	June 30, 2011	US $26.00	June 30, 2011	September 30, 2015
Series H	December 31, 2011	C $26.00	December 31, 2011	December 31, 2015
Series I	December 31, 2008	C $25.75	December 31, 2008	December 31, 2010
Series J	June 30, 2010	C $26.00	June 30, 2010	December 31, 2014
Series K	December 31, 2012	C $26.00	December 31, 2012	December 31, 2016

(1)	Subject to applicable law and rights of the corporation, the company may, on or after the dates specified above, redeem Class AAA preferred shares for cash as follows: the Series F at a price of C$25.75, if redeemed during the 12 months commencing September 30, 2009 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after September 30, 2012; the Series G at a price of US$26.00, if redeemed during the 12 months commencing June 30, 2011 and decreasing by US$0.33 each 12-month period thereafter to a price per share of US$25.00 if redeemed on or after June 30, 2014; the Series H at a price of C$26.00, if redeemed during the 12 months commencing December 31, 2011 and decreasing by C$0.33 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31,

Brookfield Properties Corporation	41

2014; the Series I at a price of C$25.75, if redeemed during the 12 months commencing December 31, 2008 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after December 31, 2010; the Series J at a price of C$26.00 if redeemed during the 12 months commencing June 30, 2010 and decreasing by C$0.25 each 12-month period thereafter to a price per share of C$25.00 if redeemed on or after June 30, 2014; the Series K at a price of C$26.00 if redeemed during the 12-months commencing December 31, 2012 and decreasing by C$0.33 each 12-month period thereafter to a price per share of $C25.00 if redeemed on or after December 31, 2015.

(2)	Subject to applicable law and rights of the corporation, the company may purchase Class AAA preferred shares for cancellation at the lowest price or prices at which, in the opinion of the Board of Directors of the company, such shares are obtainable.

(3)	Subject to the approval of the Toronto Stock Exchange the company may, on or after the dates specified above, convert the Class AAA, Series F, G, H, I, J and K into common shares of the company. The Class AAA, Series F, G, H, I, J and K preferred shares may be converted into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.

(4)	Subject to the company’s right to redeem or find substitute purchasers, the holder may, on or after the dates specified above, convert Class AAA, Series F, G, H, I, J and K preferred shares into that number of common shares determined by dividing the then-applicable redemption price by the greater of C$2.00 (Series G — US$2.00) or 95% of the weighted average trading price of common shares at such time.
Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December .
NOTE 12: NON-CONTROLLING INTERESTS
Non-controlling interests include the amounts of common equity related to other non-controlling shareholders’ interests in property ownership entities which are consolidated in the company’s accounts. The balances are as follows:

(Millions)	Others’ Equity Ownership	Mar. 31, 2006	Dec. 31, 2005

Common shares of BPO Properties(1)	11.0%	$48	$47
Limited partnership units of Brookfield Financial Properties	0.6%	12	12

Total		$60	$59

(1)	Canadian dollar denominated
NOTE 13: PREFERRED EQUITY – SUBSIDIARIES
Subsidiaries preferred shares outstanding total $326 million (December 2005 — $329 million) as follows:

		Preferred
	Shares	Shares	Cumulative	Mar. 31,
(Millions, except share information)	Outstanding	Series	Dividend Rate	2006	Dec. 31, 2005

BPO Properties	1,805,489	Series G	70% of bank prime	$39	$39
	3,816,527	Series J	70% of bank prime	81	82
	300	Series K	30-day BA + 0.4%	128	129
	2,847,711	Series M	70% of bank prime	61	62
	800,000	Series N	30-day BA + 0.4%	17	17

Total				$326	$329

The redemption terms of the preferred shares issued by BPO Properties are as follows:
(i) Series G preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.
(ii) Series J and M preferred shareholders are entitled to cumulative dividends at an annual rate equal to 70% of the average bank prime rate for the previous quarter. The company may, at its option, redeem the shares at a price of C$25 per share plus arrears on any accrued and unpaid dividends.

42	Q1/2006 Interim Report

(iii) Series K preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at a price of C$500,000 per share plus an amount equal to all accrued and unpaid dividends
(iv) Series N preferred shareholders are entitled to cumulative dividends at the 30 day bankers’ acceptance rate plus 0.4%. The company may, at its option, redeem the shares at C$25 per share plus arrears on any accrued and unpaid dividends.
NOTE 14: PREFERRED EQUITY – CORPORATE
The company has the following preferred shares authorized and outstanding included in equity:

		Cumulative
(Millions, except share information)	Shares Outstanding	Dividend Rate	Mar. 31, 2006	Dec. 31, 2005

Class A redeemable voting	6,312,000	7.50%	$11	$11
Class AA Series E	2,000,000	70% of bank prime	34	34

Total			$45	$45

Cumulative preferred dividends are payable quarterly, as and when declared by the Board of Directors, on the last day of March, June, September and December.
The holders of Class A preferred shares are entitled to receive notice of and to attend all shareholders’ meetings and for all purposes are entitled to one vote for each Class A preferred share held, except in respect to the election of directors, where cumulative voting will apply in the same manner as for the common shares. Upon giving at least 30 days’ notice prior to the date set for redemption, the company may redeem all, or from time to time any part, of the outstanding Class A preferred shares on payment to the holders thereof, for each share to be redeemed of an amount equal to C$2.50 per share, together with all accrued and unpaid cumulative dividends thereon.
The company may redeem outstanding Class AA preferred shares, at a redemption price for each of the Class AA preferred shares so redeemed as may have been fixed for that purpose in respect of each series prior to the sale and allotment of any Class AA preferred shares of that series, plus an amount equal to unpaid cumulative dividends.
NOTE 15: COMMON EQUITY
The authorized common share capital consists of an unlimited number of common voting shares. The issued and outstanding common share capital consists of:

(Millions)	Mar. 31, 2006	Dec. 31, 2005

Common shares	$1,068	$1,066
Retained earnings	753	747
Cumulative translation adjustment	85	85

Total	$1,906	$1,898

Net income available to common shareholders and weighted average common shares outstanding are calculated as follows:

	Three months ended Mar. 31
(Millions)	2006	2005

Net income from continuing operations	$31	$42
Preferred share dividends	(1)	(1)

Net income from continuing operations available to common shareholders	$30	$41

Net income	$49	$43
Preferred share dividends	(1)	(1)

Net income available to common shareholders	$48	$42

Weighted average shares outstanding – basic	231.3	232.9
Unexercised dilutive options	1.9	2.0

Weighted average shares outstanding – diluted	233.2	234.9

NOTE 16: STOCK-BASED COMPENSATION

Brookfield Properties Corporation	43

Options issued under the company’s Share Option Plan vest proportionately over five years and expire ten years after the grant date. The exercise price is equal to the market price at the grant date.
During the first quarter of 2006, the company granted 583,295 stock options (2005 – 763,000), on a post-split basis, under the Share Option Plan with a weighted average exercise price of $30.26 per share (2005 — $24.40 per share), which was equal to the market price on the grant date. The compensation expense was calculated using the Black-Scholes model of valuation, assuming a 7.5-year term, 12% volatility (2005 – 12%), a weighted average dividend yield of 2.0% (2005 – 1.7%) and an interest rate of 4.2% (2005 – 4.1%). The resulting fair value of $2 million is charged to expense over the vesting period of the options granted.
A Deferred Share Unit Plan is offered to executive officers and non-employee directors of the company. Under this plan, each officer and director may choose to receive all or a percentage of his or her annual incentive bonus or directors fees in the form of deferred share units (“DSUs”). The DSUs are vested over a five year period and accumulate additional DSUs at the same rate as dividends on common shares. Officers and directors are not permitted to convert the DSUs into cash until retirement or cessation of employment. The value of the vested and non-vested DSUs, when converted to cash, will be equivalent to the market value of the common shares at the time the conversion takes place. Employee compensation expense for these plans is charged against income over the vesting period of the DSUs. Changes in the amount payable by the company in respect to vested DSUs as a result of dividends and share price movements are recorded as employee compensation expense in the period of the change.
Employee compensation expense related to the stock option and the Deferred Share Unit plans at March 31, 2006 was $4 million (2005 – $1 million).
NOTE 17: COMMERCIAL PROPERTY AND RESIDENTIAL DEVELOPMENT OPERATIONS
(a) Revenue
The components of revenue are as follows:

	Three months ended Mar. 31
(Millions)	2006	2005

Revenue from commercial property operations(1)	$294	$269
Revenue from residential development operations	89	55

Revenue from commercial property and residential development operations	383	324
Interest and other	13	11

Total	$396	$335

(1)	Includes revenue from discontinued operations of $2 million and $5 million for the three months ended March 31, 2006 and 2005, respectively
(b) Commercial property operations
The results of the company’s commercial property operations from continuing operations are as follows:

	Three months ended Mar. 31
(Millions)	2006	2005

Revenue from current properties (including fee income)	$292	$264
Property operating costs	(120)	(98)

Net operating income	$172	$166

In the three months ended March 31, 2006, rental revenues from Merrill Lynch accounted for 26% and 1% of U.S. and Canadian revenues from commercial operations, respectively (2005 – 27% and 1%, respectively). On a consolidated basis, rental revenues from Merrill Lynch for the three months ended March 31, 2006 accounted for 13% (2005 – 16%) of total revenue from commercial property operations.
(c) Residential development operations
The results of the company’s residential development operations are as follows:

	Three months ended Mar. 31
(Millions)	2006	2005

Revenue	$89	$55
Expenses	(64)	(42)

Total	$25	$13

44	Q1/2006 Interim Report

NOTE 18: GUARANTEES, CONTINGENCIES AND OTHER
(a) In the normal course of operations, the company and its consolidated subsidiaries execute agreements that provide for indemnification and guarantees to third parties in transactions such as business dispositions, business acquisitions, sales of assets, sales of services, securitization agreements and underwriting and agency agreements. In particular, the company provided income guarantees to the co-owners in connection with the sale of certain properties in prior years. These guarantees are based on a specified level of contractual occupancy until July 2007. The company’s maximum potential loss is $3 million; however, based on estimated levels of occupancy, the company does not expect to make any payments.
(b) The company and its operating subsidiaries are contingently liable with respect to litigation and claims that arise from time to time in the normal course of business. In the opinion of management, any liability which may arise from such contingencies would not have a materially adverse effect on the consolidated financial statements of the company.
(c) On September 11, 2001, Brookfield Properties owned eight million square feet of space in four office towers surrounding the World Trade Center site — One Liberty Plaza and One, Two and Four World Financial Center. The physical damage sustained by these properties as a result of the attack on and subsequent collapse of the World Trade Center was mainly cosmetic and consisted primarily of replacement of broken windows and some repair to the granite façade on the World Financial Center. While there was no structural damage to these four office towers, the glass-enclosed Winter Garden atrium at the center of the World Financial Center suffered more significant damage from falling debris than other areas of the complex. This component of the World Financial Center was fully restored and re-opened in September 2002.
Brookfield Properties has insurance covering certain acts of terrorism for up to $500 million of damage and business interruption costs. Brookfield Properties continues to seek additional coverage equal to the full replacement cost of its assets; however, until this type of coverage becomes commercially available on an economically reasonable basis, any damage or business interruption costs as a result of uninsured acts of terrorism could result in a material cost to the company. Brookfield Properties believes it is in compliance with all of its loan covenants, despite not being able to acquire terrorism coverage for the full replacement cost of all of the company’s properties.
NOTE 19: OTHER INFORMATION
(a) At March 31, 2006, the company had foreign exchange contracts to sell a notional amount of C$760 million at a weighted average exchange rate of C$1.00 = US$0.86, maturing in June 2006, designated as hedges for accounting purposes to manage the company’s foreign exchange risk in respect to its Canadian-denominated net investments. The fair value of these contracts at March 31, 2006 was a gain of $2 million which is reflected in the cumulative translation adjustment account and in accounts payable and other liabilities in the consolidated balance sheet. The company’s self-sustaining subsidiaries also had foreign exchange contracts to sell a notional amount of US$21 million at a weighted average exchange rate of US$1.00 = C$1.16, maturing in April 2006, which have not been designated as hedges for financial reporting purposes. The fair value of these contracts at March 31, 2006 was nil.
(b) As at March 31, 2006, Brookfield Properties had approximately $470 million (December 31, 2005 - $397 million) of indebtedness outstanding to Brookfield Asset Management Inc. and its affiliate, $171 million of which is included in the company’s capital securities and the remainder of the indebtedness balance is included in the company’s commercial property debt. Interest expense related to this indebtedness, including preferred share dividends reclassified to interest expense, totaled $4 million for the year ended at March 31, 2006 compared to $2 million for the same period in 2005, and were recorded at the exchange amount.
(c) Included in cash and cash equivalents is $40 million of short-term deposits at March 31, 2006 (December 31, 2005 – nil).
(d) Included in rental revenues are amounts received from the company’s parent company, Brookfield Asset Management Inc., and its affiliates of $1 million (2005 — $1 million). These amounts have been recorded at the exchange amount.
(e) Supplemental cashflow information

	Three months ended Mar. 31
(Millions)	2006	2005

Dispositions of real estate	$116	$—
Mortgages assumed by purchasers	(51)	—

Net dispositions	$65	$—

Cash taxes paid	$3	$3

Cash interest paid (excluding dividends paid on capital securities)	$59	$72

Brookfield Properties Corporation	45

(f) The assets and liabilities of certain of the company’s subsidiaries are neither available to pay debts of, nor constitute legal obligations of the parent or other subsidiaries, respectively.
(g) In the three months ended March 31, 2006, the company recorded amortization of deferred financing costs of $2 million (2005 — $2 million) in depreciation and amortization expense.
(h) In the three months ended March 31, 2006, the company recorded income from equity accounted investments of nil (2005 — $2 million recorded as fee income).
NOTE 20: SUBSEQUENT EVENTS
In February 2006, the company signed a definitive agreement to acquire two buildings in the Pentagon City submarket of the Washington, D.C. metropolitan area for $230 million. The buildings are 100% leased to the U.S. Government and are the headquarters of the Transportation Security Administration (“TSA”). The transaction is expected to close at the end of April 2006.
Subsequent to March 31, 2006, the company acquired its partner’s 75% interest in Hudson’s Bay Centre in Toronto for C$112.5 million. The company now owns 100% of the building.

46	Q1/2006 Interim Report

NOTE 21: SEGMENTED INFORMATION
The company and its subsidiaries operate in the United States and Canada within the commercial property business and the residential development business. The following summary presents segmented financial information for the company’s principal areas of business for the three months ended March 31:

	Commercial				Residential
	United States		Canada		Development		Total
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Revenues	$188	$189	$104	$75	$89	$55	$381	$319
Expenses	75	69	45	29	64	42	184	140

	113	120	59	46	25	13	197	179
Other revenues	5	2	6	7	2	2	13	11

Net operating income from continuing operations	118	122	65	53	27	15	210	190
Interest expense	61	56	27	23	—	—	88	79
General and administrative	9	6	6	5	—	—	15	11
Non-controlling interests expense	—	—	4	3	—	—	4	3

Income before undernoted	48	60	28	22	27	15	103	97
Depreciation and amortization	25	24	20	11	—	—	45	35

Income before unallocated costs	23	36	8	11	27	15	58	62
Future income taxes							27	20

Net income from continuing operations							31	42
Discontinued operations	18	1					18	1

Net income							$49	$43

Acquisitions of real estate, net	$(75)	$—	$(15)	$—	$—	$—	$(90)	$—
Dispositions of real estate, net	65	—	—	—	—	—	65	—
Commercial property tenant improvements	(20)	(30)	(2)	(4)	—	—	(22)	(34)
Development and redevelopment	(2)	(17)	(5)	(2)	—	—	(7)	(19)
Capital expenditures	(3)	(2)	—	—	—	—	(3)	(2)

Total revenues earned in the United States and Canada for the first quarter of 2006 were $196 million and $198 million, respectively (2005 — $193 million and $137 million, respectively).

	Commercial				Residential
	United States		Canada		Development		Total
	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31	Mar. 31	Dec. 31
(Millions)	2006	2005	2006	2005	2006	2005	2006	2005

Assets
Properties	$5,239	$5,289	$2,125	$2,141	$—	$—	$7,454	$7,430
Development Properties	31	29	211	195	438	391	680	615
Receivables and other	466	407	311	375	186	173	963	955
Restricted cash and deposits	345	314	1	2	—	—	346	316
Marketable securities	—	—	—	58	—	—	—	58
Cash and cash equivalents	39	33	86	25	4	6	129	64
Assets held for sale	—	75	37	—	—	—	37	75

Total	$6,210	$6,147	$2,771	$2,796	$628	$570	$9,609	$9,513

The carrying amounts of properties located in the United States and Canada at March 31, 2006 were $5,327 million and $2,807 million, respectively (December 31, 2005 — $5,373 million and $2,672 million, respectively).
Brookfield Properties Corporation

47

Shareholder Information
STOCK EXCHANGE LISTINGS

		Symbol	Stock Exchange
	Outstanding at Mar. 31, 2006	BPO	New York / Toronto
Common Shares
Class A Preferred Shares
Series A	2,050,000	Not listed	—
Series B	4,262,000	Not listed	—
Class AA Preferred Shares
Series E	2,000,000	Not listed	—
Class AAA Preferred Shares
Series E	8,000,000	Not listed	—
Series F	8,000,000	BPO.PR.F	Toronto
Series G	4,400,000	BPO.PR.U	Toronto
Series H	8,000,000	BPO.PR.H	Toronto
Series I	8,000,000	BPO.PR.I	Toronto
Series J	8,000,000	BPO.PR.J	Toronto
Series K	6,000,000	BPO.PR.K	Toronto
DIVIDEND RECORD AND PAYMENT DATES(1)

	Record Date	Payment Date
	First day of March, June,	Last business day of March, June,
Common Shares(2)	September and December	September and December

Class A Preferred Shares	First day of March and	15th day of March and
Series A, B	September	September

Class AA Preferred Shares	15th day of March, June,	Last business day of March, June,
Series E	September and December	September and December

Class AAA Preferred Shares	15th day of March, June,	Last business day of March, June,
Series E, F, G, H, I, J and K	September and December	September and December

(1)	All dividends are subject to declaration by the company’s Board of Directors

(2)	Common shareholders resident in the United States will receive payment in U.S. dollars and shareholders resident in Canada will receive their dividends in Canadian dollars at the exchange rate on the date of record, unless they elect otherwise
FIVE-YEAR COMMON SHARE DIVIDEND HISTORY(3)

(US Dollars)	2002	2003		2004	2005	2006

March 31	$0.07	$0.07	(4)	$0.10	$0.11	$0.18
June 30	0.07	0.07		0.10	0.18	0.19
September 30	0.07	0.10		0.11	0.18
December 31	0.07	0.10		0.11	0.18

(3)	Adjusted to reflect the three-for-two stock split effective March 31, 2005

(4)	Excludes the distribution of Brookfield Homes Corporation

48

Corporate Information
CORPORATE PROFILE
Brookfield Properties operates in two principal business segments, the first being the ownership, development and management of premier commercial office properties in select cities in North America, and the second being the development of residential land. Brookfield Properties’ portfolio consists of 65 commercial properties totaling 47 million square feet and ten development properties totaling over eight million square feet in the financial, energy and government center cities of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Brookfield Properties is a publicly-traded North American commercial real estate company listed on the New York and Toronto stock exchanges under the symbol BPO.

BROOKFIELD PROPERTIES CORPORATION
Three World Financial Center	BCE Place, Bay Wellington Tower
200 Vesey Street, 11th Floor	181 Bay Street, Suite 330
New York, New York 10281-1021	Toronto, Ontario M5J 2T3
Tel: (212) 417-7000	Tel: (416) 369-2300
Fax: (212) 417-7214	Fax: (416) 369-2301
www.brookfieldproperties.com
SHAREHOLDER INQUIRIES
Brookfield Properties welcomes inquiries from shareholders, analysts, media representatives and other interested parties. Questions relating to investor relations or media inquiries can be directed to Melissa Coley, Vice President, Investor Relations at (212) 417-7215 or via e-mail at mcoley@brookfieldproperties.com. Inquiries regarding financial results should be directed to Craig Laurie, Senior Vice President and Chief Financial Officer at (212) 417-7040 or via e-mail at claurie@brookfieldproperties.com.
Shareholder questions relating to dividends, address changes and share certificates should be directed to the company’s Transfer Agent:

CIBC MELLON TRUST COMPANY
By mail:	P.O. Box 7010
Adelaide Street Postal Station
Toronto, Ontario, M5C 2W9

By courier:	199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario, M5L 1G9
Attention: Courier Window

Tel:	(800) 387-0825; (416) 643-5500
Fax:	(416) 643-5501
Web site:	www.cibcmellon.com
E-mail:	inquiries@cibcmellon.com
COMMUNICATIONS
We strive to keep our shareholders updated on our progress through a comprehensive annual report, quarterly interim reports, periodic press releases and quarterly conference calls.
Brookfield Properties maintains a Web site, brookfieldproperties.com, which provides access to our published reports, press releases, statutory filings, supplementary information and stock and dividend information as well as summary information on the company.
We maintain an investor relations program and respond to inquiries in a timely manner. Management meets on a regular basis with investment analysts and shareholders to ensure that accurate information is available to investors, and conducts quarterly conference calls and webcasts to discuss the company’s financial results. We strive to disseminate material information about the company’s activities to the media in a timely, factual and accurate manner.

Brookfield Properties
www.brookfieldproperties.com

49